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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period September 2005   File No. 001-32267

<u>Desert Sun Mining Corp.</u>
(Name of Registrant)

<u>65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5</u>
(Address of principal executive offices)

1.   Interim financials for the period ended June 30, 2005
2.   CEO Certification
3.   CFO Certification
4.   Management's Discussion and Analysis for the period ended June 30, 2005
5.   Press Releases, August 11, September 7 and 15, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F........ **Form 40-F..XXX.**......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No .XXX.**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

DESERT SUN MINING CORP.

(A Development Stage Company.)

CONSOLIDATED BALANCE SHEETS

(In Canadian Dollars)

As at

	June 30, 2005 (Unaudited) $	December 31, 2004 (Audited) $
Assets		
Current		
Cash and equivalents	15,914,650	21,356,050
Amounts receivable and prepaid expenses	2,475,562	1,455,386
Deposits and advances	1,672,769	-
Other receivables (Note 14 (c))	2,719,668	1,491,942
Inventories (Note 5)	3,587,277	361,754
	26,369,926	24,665,132
Capital		
Mineral properties (Note 3)	49,266,095	32,104,499
Property, plant and equipment (Note 4)	18,528,172	8,106,838
	94,164,193	64,876,469
Liabilities		
Current		
Accounts payable and accrued liabilities	4,373,080	3,182,888
Other payables (Note 14 (c))	2,335,567	1,491,942
Current portion of equipment finance (Note 11)	2,717,936	187,696
	9,426,583	4,862,526
Long-term		
Equipment finance (Note 11)	1,663,047	314,140
Asset retirement obligations (Note 6)	1,520,000	-
	3,183,047	314,140
	12,609,630	5,176,666
Contingencies (Note 3)		
Shareholders' Equity		
Capital Stock		
Share capital (Note 7)	83,880,004	62,646,559
Share purchase warrants (Note 8)	13,983,890	9,757,728
Contributed surplus (Note 10)	7,773,536	5,023,881
Deficit	(24,082,867)	(17,728,365)
	81,554,563	59,699,803
	94,164,193	64,876,469

Approved on behalf of the Board of Directors:

"signed" Stan Bharti
Stan Bharti, Chairman

"signed" Bruce Humphrey
Bruce Humphrey, Chief Executive Officer

The accompanying notes are an integral part of these consolidated financial statements.

DESERT SUN MINING CORP.

(A Development Stage Company.)

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(In Canadian Dollars)

	Common Shares		Share Purchase Warrants	Contributed Surplus and Others	Accumulated Deficit	Shareholders' Equity
	#	$	$	$	$	$
Balance, August 31, 2003	32,868,484	16,952,085	1,682,832	428,419	(9,462,812)	9,600,524
Issued for Jacobina gold property	1,851,852	3,000,000	–	–	–	3,000,000
Private placements	33,672,810	51,198,701	–	–	–	51,198,701
Share purchase warrant valuation	–	(9,143,681)	9,143,681	–	–	–
Exercise of share purchase warrants	4,241,950	3,284,933	–	–	–	3,284,933
Valuation allocation on exercise of share purchase warrants	–	841,847	(841,847)	–	–	–
Exercise of stock options	540,833	344,183	–	–	–	344,183
Valuation allocation on exercise of stock options	–	50,500	–	(50,500)	–	–
Expiry of share purchase warrants	–	–	(226,938)	226,938	–	–
Stock-based compensation	–	–	–	4,419,024	–	4,419,024
Share issue costs	–	(3,882,009)	–	–	–	(3,882,009)
Loss for the period	–	–	–	–	(8,265,553)	(8,265,553)
Balance, December 31, 2004	73,175,929	62,646,559	9,757,728	5,023,881	(17,728,365)	59,699,803
Private placements	10,729,614	25,000,001	–	–	–	25,000,001
Share purchase warrant valuation	–	(3,650,000)	3,650,000	–	–	–
Share purchase warrants issued as compensation	–	–	626,500	–	–	626,500
Exercise of share purchase warrants	166,477	224,744	–	–	–	224,744
Valuation allocation on exercise of share purchase warrants	–	50,338	(50,338)	–	–	–
Exercise of stock options	250,000	293,500	–	–	–	293,500
Valuation allocation on exercise of stock options	–	116,500	–	(116,500)	–	–
Stock-based compensation	508,333	883,667	–	2,866,155	–	3,749,822
Share issue costs	–	(1,685,305)	–	–	–	(1,685,305)
Loss for the period	–	–	–	–	(6,354,502)	(6,354,502)
Balance, June 30, 2005	84,830,353	83,880,004	13,983,890	7,773,536	(24,082,867)	81,554,563

The accompanying notes are an integral part of these consolidated financial statements.

DESERT SUN MINING CORP.
(A Development Stage Company.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(In Canadian Dollars)

	Three Months Ended June 30, 2005 (Unaudited) $	Four Months Ended March 31, 2004 (Unaudited) $	Six Months Ended June 30, 2005 (Unaudited) $	Seven Months Ended March 31, 2004 (Unaudited) $
Mine Operating Earnings	-	-	-	-
Expenses				
Amortization	903	25,965	1,927	28,750
Compensation expense (Note 9)	3,749,823	4,477,924	3,749,823	4,477,924
Consulting fees	29,281	-	671,981	246,957
Directors' and committee members' fees	12,694	12,000	25,498	24,000
General exploration	-	-	-	-
Investor relations and shareholders' information	181,742	223,872	308,400	350,469
Management and administrative services	280,650	427,829	1,052,093	668,579
Office and miscellaneous	160,887	53,551	259,627	165,107
Professional fees	75,193	49,399	87,083	83,294
Transfer agent, listing and filing fees	88,168	26,340	173,125	40,039
Travel and entertainment	135,078	45,374	208,740	164,129
Operating Loss	(4,714,419)	(5,342,254)	(6,538,297)	(6,249,248)
Investment income	135,901	218,549	248,923	290,558
Interest expense	(156)	-	(330)	-
Foreign exchange (loss) / gain	(65,023)	7,518	(64,798)	7,518
Net loss for the period	(4,643,697)	(5,116,187)	(6,354,502)	(5,951,172)
DEFICIT, beginning of period	(19,439,170)	(10,297,797)	(17,728,365)	(9,462,812)
DEFICIT, end of period	(24,082,867)	(15,413,984)	(24,082,867)	(15,413,984)
Loss per share - basic and diluted	(0.06)	(0.09)	(0.08)	(0.11)
Weighted average number of shares outstanding	84,687,196	57,184,329	79,642,661	52,336,061

The accompanying notes are an integral part of these consolidated financial statements.

DESERT SUN MINING CORP.

(A Development Stage Company.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

	Three Months Ended June 30, 2005 (Unaudited) $	Four Months Ended March 31, 2004 (Unaudited) $	Six Months Ended June 30, 2005 (Unaudited) $	Seven Months Ended March 31, 2004 (Unaudited) $
Cash Provided by (Used in):				
OPERATING ACTIVITIES				
Net loss for the period	(4,643,697)	(5,116,187)	(6,354,502)	(5,951,172)
Adjustments for non-cash items:				
Amortization	903	25,965	1,927	28,750
Compensation expense (Note 9)	3,749,823	4,477,924	3,749,823	4,477,924
Consulting fees	-	-	626,500	-
Foreign exchange	57,370	-	57,370	-
Net change in non-cash working capital	(3,992,752)	(441,703)	(5,169,748)	(838,191)
	(4,828,353)	(1,054,001)	(7,088,630)	(2,282,689)
FINANCING ACTIVITIES				
Private placements, for cash (net of issue costs)	(31,375)	(179,163)	23,314,696	30,122,508
Exercise of options	-	-	293,500	-
Exercise of warrants	112,019	-	224,744	-
	80,644	(179,163)	23,832,940	30,122,508
INVESTING ACTIVITIES				
Mineral properties (net)	(6,265,704)	(1,799,544)	(15,641,596)	(4,805,146)
Property, plant and equipment (net)	(2,219,506)	(479,761)	(6,544,114)	(496,013)
	(8,485,210)	(2,279,305)	(22,185,710)	(5,301,159)
CHANGE IN CASH AND EQUIVALENTS, for the period	(13,232,919)	(3,512,469)	(5,441,400)	22,538,660
CASH AND EQUIVALENTS, beginning of period	29,147,569	32,883,590	21,356,050	6,832,461
CASH AND EQUIVALENTS, end of period	15,914,650	29,371,121	15,914,650	29,371,121
Supplemental information:				
Interest paid	156	-	330	-
Income taxes paid	-	-	-	-
Issuance of shares for exploration property, plant and equipment	-	-	-	3,035,000
Asset retirement obligations provision	1,520,000	-	1,520,000	-
Issuance of share purchase warrants as compensation	-	-	626,500	-
Equipment financed by supplier	843,733	-	3,879,147	-
Contributed Surplus	-	-	-	35,000
Cash and equivalents consist of the following:				
Cash	5,885,545	5,055,846	5,885,545	5,055,846
Equivalents	10,029,105	24,315,275	10,029,105	24,315,275

The accompanying notes are an integral part of these consolidated financial statements.

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

Three and Six Months Ended June 30, 2005 (Unaudited)

1.   BASIS OF PRESENTATION AND NATURE OF OPERATIONS

These unaudited, interim consolidated financial statements include the assets, liabilities and operations of Desert Sun Mining Corp. and its wholly owned subsidiaries (together "Desert Sun" or the "Company"), which were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") for the preparation of interim financial information, and follow the same accounting policies and methods of application as the audited, consolidated annual financial statements of the Company for the period ended December 31, 2004. The accompanying interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent audited annual consolidated financial statements and the notes below.

Desert Sun was continued under the *Canada Business Corporations Act* on March 20, 2003. The Company is engaged in the exploration for, and development and mining of, precious metals at the Jacobina gold property in the State of Bahia, northeastern Brazil. Commercial production was declared at the Jacobina Mine on this property effective July 1, 2005. Desert Sun acquired 100% of the Jacobina property in September 2003 and since then has focused on refurbishing the Jacobina Mine (mill facilities and the João Belo zone), evaluating and prioritizing other near term production opportunities, and discovering high priority exploration targets.

Desert Sun relies on specialized facilities, highly trained staff and advanced technology to maintain and increase production levels. Cash flow and the profitability of operations will be affected by the price of gold and the Brazilian Real / US Dollar exchange rate, both of which can fluctuate widely, as well as numerous other factors beyond the Company's control.

2.   SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies reflected in these consolidated interim financial statements have been outlined below and are set out in more detail in the Company's audited consolidated financial statements for the 16-months ended December 31, 2004.

Revenue recognition

Revenue from the sale of gold or silver is recognized when title is transferred and the risks and rewards of ownership pass to the purchaser, including the setting of a fixed or determinable selling price, reasonable assurance of collectability, and delivery of the product. Settlement adjustments, if any, are reflected in revenue when the amounts are determinable.

Inventories

Inventories consisting of metal-in-circuit ore and bullion are valued at the lower of the weighted average cost of production and net realizable value. Inventories of material and supplies expected to be used in production are valued at the lower of cost and net replacement value.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost and amortization is provided on a straight-line basis over the estimated useful lives that currently range from two to ten years. The Company reviews the carrying value on a regular basis and where it exceeds the estimated undiscounted future cash flows, a provision is made against income in the period that such an impairment is determined by management.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral properties

Acquisition costs of mineral properties and direct exploration and development expenditures, net of preproduction revenues, are capitalized until the properties are placed into production, sold or abandoned and include preproduction revenues and expenses prior to achieving commercial production. Costs incurred for general exploration that are not project specific, are charged to operations. Depletion of mining properties and amortization of capitalized exploration, preproduction and development costs will be calculated and recorded on the unit-of-production basis over the proven, probable and possible reserves of the mine, following the commencement of commercial production thereon, or written-off if the properties are sold, allowed to lapse or abandoned.

The recorded amounts of property acquisition costs and their related capitalized exploration and development expenses represent actual expenditures incurred and are not intended to reflect present or future values. The Company, however, reviews the capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from the property, or from the sale of the property. Excess carrying value over the estimated undiscounted future net cash flow is charged to operations in the period such impairment is determined by management. Estimated undiscounted future net cash flows are calculated using estimated metal prices, operating costs, capital costs and reclamation and closure costs. Management's assessment of each project's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Asset retirement obligations

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory and operating licence requirements and measured at fair value. Fair value is determined based on the net present value of future cash expenditures expected upon reclamation and closure. Reclamation and closure costs are capitalized as mine development costs and amortized over the life of the mine on a unit-of-production basis. The fair value of the estimated reclamation and closure expenses for the Jacobina Mine (Joáo Belo zone) were recorded as a liability on completion of the construction phase.

Stock-based compensation

The Company has a stock option plan and a share compensation plan, which are described in Note 9.

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method of accounting. The Company expenses as compensation the fair value of options over the vesting period. No adjustment for subsequent changes in the price of the Company's shares is recorded. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus will be transferred to share capital.

DESERT SUN MINING CORP.

(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

Three and Six Months Ended June 30, 2005 (Unaudited)

---

2.   **SIGNIFICANT ACCOUNTING POLICIES (continued)**

Foreign currency translation

The Canadian dollar is the functional currency of the Company. The Company considers its Brazilian operations to be integrated operations. As such, monetary assets and liabilities of the Company's foreign operations denominated in a currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical exchange rates. Exchange gains and losses on translation are included in the Consolidated Statement of Operations and Deficit.

Loss per share

Loss per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

Use of estimates

The preparation of the consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. The most significant estimates are related to recoverability of exploration and development expenditures on mineral properties; exploration property, plant and equipment; stock based compensation; and contingencies. Actual results could differ from those estimates.

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

Three and Six Months Ended June 30, 2005 (Unaudited)

---

3.   **MINERAL PROPERTIES**

	Balance January 1, 2005* $	Additions $	Amortized / Written off $	Balance June 30, 2005 $
Exploration projects				
Pindobacu and Bahia gold belt	-	1,138,340	-	**1,138,340**
Development projects				
Serra de Corrego	274,081	148,736	-	**422,817**
Morro do Vento	7,422,361	572,113	-	**7,994,474**
Morro do Vento Extension	-	1,145,919	-	**1,145,919**
Canavieiras	489,430	647,924	-	**1,137,354**
Joáo Belo Sul	958,434	18,860	-	**977,294**
Jacobina Mine				
Development costs	15,953,735	12,538,849	-	**28,492,584**
Attributable exploration	7,006,458	40,855	-	**7,047,313**
Asset retirement obligations	-	910,000	-	**910,000**
	32,104,499	17,161,596	-	**49,266,095**

---

* The total acquisition and exploration expenditures through December 31, 2004 were allocated to the significant projects that were acquired, explored or developed during the period from commencement of activities by Desert Sun, based on the measured and indicated mineral resources estimated for each project. All future exploration and development expenses will be charged to the particular exploration or development project concerned, and may include a reasonable allocation of any general exploration expenses.

Jacobina Mine, Bahia State, Brazil

Desert Sun entered into an option agreement with Valencia Ventures Inc. ("Valencia") dated May 17, 2002 to acquire a 51% interest in the Jacobina properties. On September 20, 2002 Desert Sun entered into a further Memorandum of Understanding with Valencia whereby the Company could acquire the remaining 49% interest. In September 2003, Desert Sun completed the expenditure commitment, acquired the 51% interest in the Jacobina Mine and related mineral concessions and exercised its option to acquire the remaining 49% interest from Valencia. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company, at a price of $1.62 per share. The purchase price was allocated to mineral properties, ($4,547,859) and property, plant and equipment (real property) ($452,141). An officer and director of the Company is a director of Valencia. Desert Sun owns 100% of the Jacobina property, through a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. ("JMC"), the Brazilian company that holds the mining and exploration licences, fixed property, etc.

Valencia has provided certain indemnities to Desert Sun for liabilities that were outstanding at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities; liabilities to third parties; as well as labour and health related claims by former employees ($2.3 million has been accrued at June 30, 2005). An estimate of the possible further settlements relating to silicosis, for which Valencia has indemnified Desert Sun, is between $6 million and $9 million. It is management's belief, however, that the labour health related claims are substantially without merit and Desert Sun and Valencia are defending the actions vigorously.

DESERT SUN MINING CORP.

(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

Three and Six Months Ended June 30, 2005 (Unaudited)

4. PROPERTY, PLANT AND EQUIPMENT

	Cost $	Accumulated Amortization $	June 30, 2005 Net $	December 31, 2004 Net $
Canada				
Computer equipment	13,894	3,574	**10,320**	8,570
Office furniture and equipment	5,956	1,210	**4,746**	12,531
Brazil				
Equipment	14,845,486	584,075	**14,261,411**	5,070,869
Vehicles	3,880,556	411,589	**3,468,967**	2,306,143
Computer equipment	287,157	40,048	**247,109**	207,497
Office furniture and equipment	88,156	4,678	**83,478**	49,087
Real property (Note 3)	452,141	-	**452,141**	452,141
	19,573,346	1,045,174	**18,528,172**	8,106,838

5. INVENTORIES

Inventories consist of the following:

	June 30, 2005 $	December 31, 2004 $
Metal-in-circuit	**-**	-
Bullion	**967,630**	-
Dore at refinery	**-**	-
Materials and supplies	**2,619,647**	361,754
	3,587,277	361,754

6. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations relating to reclamation and closure costs were calculated as the net present value of estimated future cash flows. The following is an analysis of the asset retirement obligations:

	$
Liabilities accrued on Jacobina (Joáo Belo zone)	910,000
Liabilities accrued on Serra de Córrego	80,000
Liabilities accrued on Morro do Vento	300,000
Liabilities accrued on Morro do Vento Extension (Basal and Main Reefs)	230,000
Balance as at June 30, 2005	**1,520,000**

DESERT SUN MINING CORP.

(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

Three and Six Months Ended June 30, 2005 (Unaudited)

7.   SHARE CAPITAL

a)   *Authorized*

Unlimited number of common shares without par value.

b)   *Issued and outstanding*

	Number of Common Shares #	Amount $
Issued at, August 31, 2003	32,868,484	16,952,085
Issued for Jacobina gold property (Note 3)	1,851,852	3,000,000
Private placements	33,672,810	51,198,701
Warrant valuation	-	(9,143,681)
Exercise of share purchase warrants - cash proceeds	4,241,950	3,284,933
Exercise of share purchase warrants - warrant valuation allocation	-	841,847
Exercise of stock options - cash proceeds	540,833	344,183
Exercise of stock options - option valuation allocation	-	50,500
Share issue costs	-	(3,882,009)
Issued at, December 31, 2004	73,175,929	62,646,559
Private placement – March 2005 [I]	10,729,614	25,000,001
Warrant valuation [I]	-	(3,650,000)
Exercise of share purchase warrants - cash proceeds	166,477	224,744
Exercise of share purchase warrants - warrant valuation allocation	-	50,338
Exercise of stock options - cash proceeds	250,000	293,500
Exercise of stock options - option valuation allocation	-	116,500
Stock based compensation	508,333	883,667
Share issue costs	-	(1,685,305)
Issued at, June 30, 2005	**84,830,353**	**83,880,004**

(In Canadian Dollars)

7. SHARE CAPITAL (continued)

(i) $25 million bought deal financing

In March 2005, Desert Sun closed a bought deal financing with a syndicate of underwriters led by Sprott Securities Inc. and including CIBC World Markets Inc, Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. pursuant to which the underwriters purchased 10,729,614 units at a price of $2.33 per unit for aggregate gross proceeds of $25,000,001. Each unit consists of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008. The gross proceeds have been prorated to common shares and share purchase warrants based on the relative fair value of each component, as follows: shares: $21,350,001; share purchase warrants: $3,650,000. The Black-Scholes option pricing model was used to determine the fair value of the share purchase warrants using the following assumptions: expected dividend yield: 0%; expected volatility: 100%; risk-free interest rate: 3.9%; and an expected life of 3.75 years.

8. SHARE PURCHASE WARRANTS

The following summarizes the share purchase warrant activity during the period:

	June 30, 2005		December 31, 2004	
	Number of share purchase warrants #	**Weighted Average Exercise Price $**	Number of share purchase warrants #	Weighted Average Exercise Price $
Balance, beginning of period	**14,809,681**	**2.34**	7,288,260	1.00
Issued – equity financings	**2,682,404**	**2.50**	12,778,904	2.50
Issued – as compensation (i)	**500,000**	**2.50**	--	--
Exercised	**(166,477)**	**1.35**	(4,241,950)	0.77
Expired	--	--	(1,015,533)	1.25
Balance, end of period	**17,825,608**	**2.31**	14,809,681	2.34

(i) In the six months ended June 30, 2005, Desert Sun issued 500,000 share purchase warrants to two groups as compensation as a result of its evaluation of the alternative sources of financing available to the Company. The estimated fair market value of these share purchase warrants of $626,500 was determined using the Black-Scholes model, applying the following assumptions: expected dividend yield: 0%; expected volatility: 100%; risk-free interest rate: 3.9%; and an expected life of 3.83 years.

DESERT SUN MINING CORP.

(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

Three and Six Months Ended June 30, 2005 *(Unaudited)*

---

8.   SHARE PURCHASE WARRANTS (continued)

Share purchase warrants outstanding as at June 30, 2005:

Expiry Date	Number of Share purchase warrants #	Exercise Price $	Amount (*) $
July 22, 2005	1,864,300	1.35	**563,709**
November 20, 2008	15,961,308	2.50	**13,420,181**
	17,825,608		**13,983,890**

(*) Black-Scholes valuation

9.   STOCK BASED COMPENSATION

a)   *Stock Option Plan*

At the Annual and Special Meeting of Shareholders held on April 20, 2005, shareholders approved a resolution authorizing certain amendments to the Company's stock option plan (the "SOP"), among other things, to bring the SOP current with the new rules implemented by the Toronto Stock Exchange. The amendments, which have received regulatory approval, will permit the Company to issue options to purchase common shares equal to 12.5% of the issued and outstanding common shares of the Company, and also permit that options that have been exercised or options that have expired will return to the SOP and once again be available for grant by the Company under the SOP. All stock options granted to date now constitute unconditional grants. The number of common shares subject to options granted under the Company's SOP is limited with respect to any one optionee, to 5% of the issued and outstanding common shares of the Company at the date of the grant of the option. Options issued are exercisable for a period determined by the board of directors, which cannot exceed five years. Effective January 21, 2004, unless determined otherwise by the Board of Directors, all options granted under the Plan vest and become exercisable immediately.

The following summarizes the stock option activity during the period:

| | June 30, 2005 | | December 31, 2004 | |
	Number of Options #	Weighted Ave. Exercise Price $	Number of Options #	Weighted Ave. Exercise Price $
Balance, beginning of period	**8,140,163**	**1.33**	3,133,497	0.79
Granted during the period (Note 10(a))	**1,100,000**	**2.06**	5,547,499	1.57
Exercised during the period	**(250,000)**	**1.17**	(540,833)	0.64
Balance, end of period	**8,990,163**	**1.42**	8,140,163	1.33

DESERT SUN MINING CORP.

(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

Three and Six Months Ended June 30, 2005 (Unaudited)

9.   STOCK BASED COMPENSATION (continued)

As at June 30, 2005, the following options to acquire common shares were outstanding:

Expiry Date	Number of Options #	Exercise Price ($)	Exercisable Options #
July 11, 2007	590,000	0.38	590,000
September 16, 2007	42,000	0.40	42,000
September 16, 2007	132,000	0.60	132,000
September 16, 2007	132,000	0.80	132,000
February 4, 2008	1,146,664	1.00	1,146,664
April 23, 2008	225,000	1.00	225,000
July 2, 2008	100,000	1.00	100,000
July 23, 2008	75,000	1.10	75,000
September 23, 2008	2,150,000	1.62	2,150,000
October 21, 2008	400,000	1.65	400,000
November 17, 2008	50,000	1.95	50,000
December 11, 2008	85,000	1.57	85,000
December 22, 2008	1,362,499	1.70	1,362,499
April 7, 2009	100,000	1.60	100,000
September 20, 2009 (Note 10(a))	1,000,000	1.20	375,000
November 8, 2009 (Note 10(a))	50,000	1.45	50,000
October 5, 2009 (Note 10(a))	150,000	1.45	150,000
November 24, 2006 (Note 10(a))	100,000	1.86	75,000
January 10, 2010 (Note 10(a))	100,000	1.94	100,000
January 31, 2010 (Note 10(a))	50,000	2.15	50,000
March 22, 2010 (Note 10(a))	950,000	2.07	950,000
	8,990,163	1.42	8,340,163

b)   *Share Compensation Plan*

At the Annual and Special Meeting of Shareholders held on April 20, 2005 shareholders approved, by a "Disinterested Shareholder Vote", the adoption of a share compensation plan (the "SCP") that permits the issuance of up to 2,000,000 common shares of the Company. The board of directors of the Company approved the adoption of the SCP on the basis that it was necessary in order to continue to attract and retain key directors, officers and consultants and given that this will enable the Company to attract and retain talented people in a competitive global environment. The deemed value of the common shares granted under the SCP shall be determined by the board of directors on the basis of the market price, where "market price" shall mean the prior trading day closing price of the shares of the Company. Under the SCP, common shares may only be granted to service providers of the Company, which include any full or part-time directors, officers or consultants. The vesting provisions of the SCP provide that any common share to be issued under the SCP may be issued without any vesting restrictions, or under vesting restrictions as established by the board of directors. The board of directors has approved the issue of 1,525,000 common shares to directors, officers and consultants, subject to the following vesting provisions: one-third immediately, one-third after 12-months, and one-third after 24-months. Regulatory approval has been received.

(In Canadian Dollars)

10. CONTRIBUTED SURPLUS

The following summarizes contributed surplus activity during the period:

	June 30, 2005 **$**	December 31, 2004 $
Balance, beginning of period	**5,023,881**	428,419
Stock-based compensation during the period		
- Stock options granted	**2,358,014**	4,419,024
- Compensation shares vesting	**1,391,808**	-
Stock options exercised during the period	**(116,500)**	(50,500)
Share purchase warrants expired during the period	**-**	226,938
Compensation shares issued	**(883,667)**	-
Balance, end of period	**7,773,536**	5,023,881

a) In the months September 2004 through to November 2004, 1,300,000 options, and in the three months ended March 2005, 1,100,000 options, for a total of 2,400,000 options, were conditionally granted to directors, officers and consultants of the Company. Shareholder approval for these issues was given on April 20, 2005 and the fair market value is now being recorded as a stock based compensation expense over the vesting period of the options granted. The Black-Scholes option pricing model was used to determine the fair market value of $2,358,015 for these options using the following assumptions: expected dividend yield: 0%; expected volatility: 78%; risk-free interest rate: 4.0%; and an expected life of 5 years.

b) On September 14, 2004 the board of directors approved, subject to shareholder approval, the establishment of a share compensation plan (the "SCP") and the issuance of 1,300,000 common shares to directors, officers and consultants. On March 22, 2005 the board of directors approved the issue of a further 200,000 common shares. These 1,500,000 common shares were deemed to be granted and valued upon approval of the SCP by shareholders at the Annual and Special Meeting of Shareholders held on April 20, 2005. On May 5, 2005 the board of directors approved the issue of a further 25,000 common shares. All shares issued under the SCP vest as to one-third on the original issue date, one-third after 12-months from the original date of issue, and one-third after 24-months from the original date of issue; provided that the individual remained in service with the Company at that time. The deemed value of the common shares granted under the SCP was determined by the board of directors to be $1.74, for those shares deemed to have been granted on April 20, 2005, and $1.64 for the additional shares granted on May 5, 2005, being the closing price of the shares of the Company on the prior trading day respectively. During the period ended June 30, 2005, 508,333 vested common shares valued at $883,667 were issued pursuant to the stock compensation plan.

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

Three and Six Months Ended June 30, 2005 (Unaudited)

10. CONTRIBUTED SURPLUS (continued)

Included in contributed surplus are the following valuations regarding stock options and compensation shares:

Expiry Date	Number of Units #	Exercise price ($)	Amount (*) ($)
Compensation Options			
July 22, 2005 [i]	227,272	1.10	179,545
Stock Option Plan			
November 24, 2006	100,000	1.86	100,500
February 4, 2008	1,146,664	1.00	48,500
April 23, 2008	225,000	1.00	47,250
July 23, 2008	75,000	1.10	19,124
September 23, 2008	2,150,000	1.62	2,279,000
October 21, 2008	400,000	1.65	432,000
November 17, 2008	50,000	1.95	64,000
December 11, 2008	85,000	1.57	87,550
December 22, 2008	1,362,499	1.70	1,348,874
April 7, 2009	100,000	1.60	104,600
September 20, 2009	1,000,000	1.20	554,050
October 5, 2009	150,000	1.45	157,650
November 8, 2009	50,000	1.45	54,300
January 10, 2010	100,000	1.94	126,800
January 31, 2010	50,000	2.15	55,614
March 22, 2010	950,000	2.07	1,309,100
Cancelled options			70,000
Share Compensation Plan			
Authorized, but not yet granted			508,141
Share Purchase Warrants			
Expired share purchase warrants			226,938
			7,773,536

(*) Black-Scholes valuation

(i) As part of the private placement in July 2003, a total of 227,272 Compensation Options were issued to the underwriter. Each Compensation Option entitled the holder to purchase one Compensation Unit at a price of $1.10 per Compensation Unit until July 22, 2005. Each Compensation Unit consisted of one common share and one half of one common share purchase warrant. Each whole share purchase warrant entitled the holder to purchase one common share at a price of $1.35 until July 22, 2005. The fair value of the Compensation Options were determined, using the Black-Scholes option pricing model, to be $179,545, and have been recorded to contributed surplus.

DESERT SUN MINING CORP.
(A Development Stage Company.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

Three and Six Months Ended June 30, 2005 (Unaudited)

11.   EQUIPMENT FINANCE

	June 30, 2005 $	December 31, 2004 $
Supplier credit facilities, denominated in United States Dollars, bearing interest at the 24-month United States Dollar Swap rate applicable at the time of delivery plus 5.75% to 5.25%, repayable in quarterly installments, collateralized by security over the particular asset financed, maturing September 30, 2007. [The effective rates of interest applicable to these supplier credit facilities ranges from 9.55% to 8.69%.]	4,380,983	501,836
Less: Current portion	2,717,936	187,696
Long-term portion	1,663,047	314,140

Payments under equipment finance arrangements are as follows:	
2005	1,587,740
2006	3,296,972
2007	450,568
	5,335,280
Less: Interest	954,297
	4,380,983

12.   COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has entered into contracts with the international supplier of its fleet of mining equipment for the financing of certain of the mining equipment acquired for use at the Jacobina Mine. In addition, the Company has negotiated a full service contract with this supplier, for the maintenance of the mining equipment provided by them. Financial obligations in terms of this service contract include both a fixed component, which is reflected below, as well as a variable component based on the number of hours that each piece of equipment is in operation.

The Company is also a party to certain management contracts. These contracts contain clauses requiring additional payments be made upon the occurrence of certain events. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected below.

(in thousands of Canadian dollars)	2005	2006	2007
Service contract	250	499	42
Office lease (Toronto) [i]	137	275	-
Equipment (Toronto) [i]	8	16	16
Management contracts	662	975	975
TOTAL	1,057	1,765	1,033

(i)   Desert Sun shares its premises with other public companies that have common directors and/or officers. Desert Sun's proportional share of these commitments, after recoveries from other companies, is generally 20%.

(In Canadian Dollars)

13. INCOME TAXES

The estimated taxable income for the period is nil. Tax assets arising from differences in tax values and accounting values have been reduced by an equivalent valuation allowance. The valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets will be realized. For further information on the Company's actual losses for tax purposes, refer to Note 12 of the December 31, 2004 audited consolidated financial statements.

14. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a) Management and administrative services expense for the three months ended June 30, 2005 includes $22,500 (first quarter 2005 - $22,500), which was paid to a company controlled by an officer and director of the Company for administrative services.

(b) Desert Sun shares its premises with other public companies that have common directors and/or officers. Desert Sun is reimbursed by these companies for their proportional share of the common expenses. At June 30, 2005 amounts receivable included $362,394 (December 31, 2004: $158,000) due from these companies.

(c) Other payables and other receivables consist of amounts that are expected to be paid in taxes and royalties, and to settle historical creditors in Brazil, for which the Company is indemnified by Valencia. This amount does not include any amounts that might become due in respect of outstanding legal claims against JMC relating to silicosis, for which the Company is also indemnified by Valencia. In the six months ended June 30, 2005 the Company paid $304,297 (16-months ended December 31, 2004: $1.68 million) to settle amounts in terms of the indemnity, and has been refunded $1.60 million by Valencia to date, with the outstanding balance of $384,101 also included in other receivables at June 30, 2005. An officer and director of the Company is a director of Valencia.

15. SEGMENTED INFORMATION

Geographic segmentation of the Company's assets is as follows:

	June 30, 2005 $	December 31, 2004 $
Canada	**22,652,693**	22,980,151
Brazil	**71,511,500**	41,896,318
	94,164,193	64,876,469

All expenses included in the consolidated statement of operations were incurred in Canada.

(In Canadian Dollars)

16. FINANCIAL INSTRUMENTS

Fair Value

Canadian GAAP requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement, and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying amounts for cash and short-term investments, amounts receivable prepaid expenses, deposits and advances, inventories, and accounts payable and accrued liabilities on the balance sheet date approximate fair value because of the limited term of these instruments.

Foreign Exchange Risk

Certain of the Company's expenses are incurred in United States and Brazilian currencies and are therefore subject to gains or losses due to fluctuations in these currencies.

On March 3, 2005 Desert Sun entered into an agreement with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning January 1, 2006 at an exchange rate averaging R$3.0:US$1 for the year for the sole purpose of hedging exposure of future foreign denominated transactions to exchange fluctuations.

17. COMPARATIVE FIGURES AND CHANGE OF YEAR END

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

Desert Sun has changed its financial year end from August 31 to December 31. Under Brazilian law, Jacobina Mineracáo e Comercio Ltda. ("JMC") is required to have a year end of December 31. As JMC holds a 100% interest in the Jacobina Mine and related exploration properties, the Company believes that it would be more cost efficient and in the best interests of shareholders for both companies to have the same financial year end. The Company implemented this change by having a transition period of 16 months, with the last day of the transition period being December 31, 2004.

18. SUBSEQUENT EVENTS

After June 30, 2005 all of the broker warrants (227,272 broker warrants, with 113,636 underlying share purchase warrants) as well as all of the share purchase warrants (1,864,300 share purchase warrants) that were due to expire on July 22, 2005 were exercised, for gross proceeds of $2,920,213.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Bruce Humphrey, the President and Chief Executive Officer of **Desert Sun Mining Corp.**, certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Desert Sun Mining Corp.** (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: <u>August 10, 2005</u>

<u>*"Bruce Humphrey"*</u>
Bruce Humphrey
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Stephen Woodhead, the Chief Financial Officer of **Desert Sun Mining Corp.**, certify that:

1. I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Desert Sun Mining Corp.** (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: <u>August 10, 2005</u>

"Stephen Woodhead"
Stephen Woodhead
Chief Financial Officer

DESERT SUN MINING CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
June 30, 2005

(All amounts stated in Canadian dollars, unless otherwise indicated)

CONTENTS

This interim report, including this MD&A contains certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, which are prospective and reflect management's expectations regarding Desert Sun's future growth, results of operations, performance and business prospects and opportunities. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, exploration results and future plans and objectives of Desert Sun are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Desert Sun's expectations are disclosed in its documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities and include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Desert Sun undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This interim report, including this MD&A, also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1. Introduction

This discussion and analysis of the consolidated operating results and financial condition of Desert Sun Mining Corp. ("Desert Sun", or the "Company") for the three and six months ended June 30, 2005 should be read in conjunction with the related unaudited interim consolidated financial statements, including the notes thereto, as well as the audited consolidated financial statements and notes for the 16-months ended December 31, 2004.

Desert Sun was originally incorporated (Fredonia Oil & Gas Ltd.) under the laws of British Columbia on May 21, 1980. In 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., in 1986 to Sun River Gold Corp. and in 1991 to Yellow Point Mining Corp. On August 26, 1994, the Company changed its name to Desert Sun Mining Corp. and on March 20, 2003, Desert Sun was continued under the Canada Business Corporations Act.

The unaudited interim consolidated financial statements and related notes of Desert Sun have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for the preparation of interim financial information. Desert Sun's policies are consistent with accounting policies generally accepted in the United States ("US GAAP") in all material respects except as outlined in Note 18 to the audited Consolidated Financial Statements for the 16-months ended December 31, 2004.

Desert Sun's Consolidated Financial Statements and related notes are expressed in Canadian dollars. All amounts in this report are in Canadian dollars, except where otherwise indicated.

Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the geoscientific and technical disclosure contained within this document. Mr. Peter Tagliamonte, P.Eng is the Qualified Person, as defined by National Instrument 43-101, for all mining engineering work at the Jacobina Mine.

Change in the ending date of Financial Year
Desert Sun has changed its financial year end from August 31 to December 31. Under Brazilian law, Jacobina Mineracáo e Comercio Ltda. ("JMC") is required to have a year end of December 31. As JMC holds a 100% interest in the Jacobina Mine and related exploration properties, Desert Sun's principal assets, the Company believes that it would be more cost efficient and in the best interests of shareholders for both companies to have the same financial year end. The Company implemented this change by having a transition year of 16 months, with the last day of the transition year being December 31, 2004. Below is a comparison of the quarterly periods for the current fiscal year with the comparable periods:

	Current fiscal year	Comparative Period
First quarter:	3-months ended March 31, 2005	3-months ended November 30, 2003
Second quarter:	3-months ended June 30, 2005	4-months ended March 31, 2004
Third quarter:	3-months ended September, 30, 2005	3-months ended June 30, 2004
Fiscal year:	12-months ended December 31, 2005	16-months ended December 31, 2004

This MD&A includes certain forward-looking statements. Please read the cautionary note at the commencement of this report.

2. Vision and Strategy

Desert Sun is a North American-based gold producer engaged in the exploration for, and development, extraction and processing of metals. Desert Sun's strategy is to provide its shareholders with superior returns from high quality assets in areas of low political risk. Desert Sun has a strong and liquid balance sheet, no debt other than supplier finance arrangements and has not hedged or sold forward any of its future gold production.

Desert Sun's principal asset is the Jacobina Gold Mine and the associated 155-kilometer long Bahia Gold Belt, located in the State of Bahia in northeastern Brazil. The Jacobina Mine was commissioned in the first quarter of 2005 and commercial production has been declared as of July 1, 2005. The Company is expected to produce at in excess of 80% of capacity in the third quarter, reaching full production capacity of 100,000 ounces per annum by the end of the third quarter of 2005.

The common shares of Desert Sun trade on the Toronto Stock Exchange under the trading symbol **DSM**, on the American Stock Exchange under the symbol **DEZ** and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol **DRT**.

The Company has a strong management team, board of directors and special advisory board, with diverse expertise in gold exploration, mine development and finance. Desert Sun's goal is to grow the Company into a **250,000 ounce per year producer within three to four years**. The Company's short-term growth strategy is focused on the development of its

Jacobina Mine, where Desert Sun expects to develop four further mining areas within 10 kilometers of the existing plant site. The Company has three unique growth pillars: a producing gold mine, development projects that will significantly expand its gold production base to become an intermediate-sized gold producer, and excellent exploration targets on its extensive land holdings.

3. Overview of Second Quarter

At June 30, 2005, Desert Sun had treasury assets with a market value of $15.9 million. Post quarter end, the Company received $2.9 million from the exercise of warrants and broker warrants that were to expire in July 2005.

The Jacobina Mine began gold production on schedule in March 2005 and declared commercial production as at July 1, 2005. The development of the Jacobina Mine, including refurbishment of the mill facilities and the João Belo underground mine, all capital equipment and vehicles, and costs of operation between March and June 2005 net of the sales of gold, cost $46.6 million (US$37 million) to June 30, 2005. In addition to this, the Company has provided for asset retirement obligations at the Jacobina Mine in the amount of $1.5 million and has attributable capitalized acquisition and exploration expenditure of $7.0 million.

In the second quarter, 11,873 ounces of gold were produced, while 9,889 ounces were sold at an average price of US$427.10 per ounce for proceeds of US$4.2 million. The average London gold pm fix for the second quarter of 2005 was US$427.40.

On March 3, 2005 Desert Sun entered into an agreement with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning January 1, 2006 at an exchange rate averaging R$3.0:US$1 for the year. The Company is monitoring the exchange rate between the Brazilian Real and the US Dollar closely and for example, could recently have entered into similar contracts for the 2007 calendar year at an exchange rate averaging R$2.9: US$1.

CORE BUSINESS - GOLD MINING

Jacobina Mine
Desert Sun owns 100% of the Jacobina property:

In the first (2002 - 2003) of a three-stage development program, completed in September 2003, Desert Sun secured exclusive ownership of the Jacobina property and completed a feasibility study that supported the reopening of the Jacobina Mine.

The second stage (2003 - 2005), which was completed in June 2005, involved bringing the Jacobina Mine back into production in line with the proposals contained in the SNC Lavalin feasibility study, as modified through the development process. Rehabilitation of the Jacobina Mine started in earnest in April 2004. Existing facilities were refurbished and improvements made in the mining and processing methods. The plant facilities were completed in February 2005, with a rated capacity of 4,200 tonnes per day and expected annualized production of some 100,000 ounces. The first gold pour took place in March 2005 and commercial production was declared as of July 1, 2005.

With production at the Jacobina Mine expected to reach 100% of design capacity in September 2005, the Company has initiated the third stage (2005 - 2008) of its development program, the goal of which is the expansion of annual production through development of additional mining areas within the immediate vicinity of the existing plant facilities to over 250,000 ounces per annum. Planning done to date has highlighted the potential for developing four additional mining areas over the next three to four years in order to successfully achieve this goal.

The mining method is sublevel retreat, longhole stoping, using electric-hydraulic jumbos, 15-tonne LHDs (Load Haul Dump) and 35-tonne trucks. A ramp and drifts provide access to the mine for men, equipment and materials. The plant uses conventional crushing, grinding and CIP technology.

Labour, safety and training
In June 2005 Desert Sun employed 390 (March 31, 2005: 293) personnel on site at the Jacobina Mine and at the exploration projects. This staff complement was supplemented by temporary contractors for a total of 713 (March 2005: 618) individuals on site. In the year to date, the Company has conducted 6,063 hours of safety training, including 3,203 hours in the current quarter. At the end of the quarter, the SIPAT week started at the Jacobina Mine; where the Company and its workers participate in safety and social activities related to health, safety and environmental issues. This is an annual legal requirement in Brazil.

Environmental

Under Desert Sun's operational management, the Jacobina Mine has had no environmental spills or incidents. All effluent monitoring requirements are in compliance with Operating Licence conditions.

4. Outlook for the rest of 2005

Desert Sun anticipates continuing the strong forward momentum of the past couple of years in 2005. Total production for 2005 is forecast at 55,000 to 60,000 ounces. Annual steady state production, being 100,000 ounces per annum, is expected to be reached in the third quarter of 2005. Average head grade is projected to be 2.1 g Au/t with an average recovery rate expected at the plant of 96.5%. The production forecast is based on milling 4,200 tonnes per day.

It is not anticipated that cash costs, once at full production, will vary significantly from the forecasted US$200 per ounce adjusted for the strengthening of the Brazilian Real, which is expected to add US$30 to US$40 per ounce. The Jacobina Mine operating cost structure reflects an exposure of approximately 25% US$ based and 75% R$ based costs. Cash costs in the third quarter will also be impacted by production levels of approximately 80%.

An anticipated further decline in the US dollar, geopolitical tensions and lower levels of producer hedging have the potential to push gold prices higher. Desert Sun has no debt other than supplier finance arrangements and its gold production is entirely unhedged enabling it to fully participate in higher gold prices. Revenue from gold bullion production will be recognized when title passes to the purchaser and as a result revenue will be recorded when the gold is sold, not when it is produced.

The Brazilian Real remained relatively stable in relation to the Canadian Dollar, the Company's functional currency, during the first six months of the year, strengthening 13% from 2.2065 to 1.9249 but averaging $1.00: R$2.0781. In this period, funds raised in Canadian dollars were invested in Brazil, largely in Brazilian Real.

Having declared commercial production being reached as of July 1, 2005, the exchange rate of most importance to the Company during the second half of the year will be that between the US Dollar and the Brazilian Real. Based on extensive consultation, the Company expects the Brazilian Real to weaken from the current US$1: R$2.30 to US$1: R$2.6 during this period. The project is financially robust at the current exchange rate, which is expected to be the limit of the Brazilian Real's appreciation. Elections are scheduled for early 2006 in Brazil, historically a time of weakening in the national currency. Brazilian interest rates are also expected to begin declining over the balance of 2005.

5. Consolidated Financial Results of Operations

Expenses

(in thousands of Canadian dollars, except per share amounts)

	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Corporate administration	964	1,328	3,725	1,757
Non-recurring cash bonus	0	495	768	318
Non-cash compensation expense	3,750	0	4,419	249
Amortization and depletion	1	1	7	3
Foreign exchange (gain) / loss	65	0	18	8
Interest expense	0	0	2	1
Interest income	(136)	(113)	(673)	(82)
Net Loss for the Period	**4,644**	**1,711**	**8,266**	2,254
Per Share: Basic and diluted	*0.06*	*0.02*	*0.14*	*0.09*
Operating cash (outflow)	(4,828)	(2,260)	(2,887)	(1,558)

Three months ended June 30, 2005

On a consolidated basis, Desert Sun recorded a net loss from operations of $4.6 million in the three months ended June 30, 2005, or 6 cents per share; compared with $1.7 million (or 2 cents per share) in the three months ended March 31, 2005.

The statement of operations highlights significant increases in overheads over the comparable period in 2003/4, which includes increased management remuneration due to a higher staff complement and an increased contractual time commitment on the part of the officers of the Company; higher listing and filing fees as a result of the increased market capitalization of the Company (used to calculate exchange annual sustaining fees) and the listing of the Company's securities on the American Stock Exchange; and consulting fees that include $626,500, being the value expensed for the 500,000 warrants issued during the course of considering various financing alternatives for the Company (as valued in terms of the Black-Scholes Model). Head office cash operating costs, i.e. cash corporate administration costs less non-cash consulting fees, in the quarter were $964,000 (March 31, 2005: $701,000), and the Company is projecting a sustainable level of $800,000 per quarter.

Total acquisition, exploration and development expenditures in the three months ended June 30, 2005 were $7.8 million and in the three months ended March 31, 2005 were $9.4 million, compared with $29 million in the sixteen months ended December 31, 2004, and $3 million in the year ended August 31, 2003. All expenditure since 2003 relate to exploration and development activities at the Jacobina Mine and within the Bahia Gold Belt. The increase in exploration expenditures alone, from $3 million in fiscal 2003, to $8 million in fiscal 2004, and $3.1 million in the first six months of fiscal 2005, reflects ongoing efforts to expand the Company's resource and reserve base and to search for additional ore bodies.

Significant operating expenses are as follows:

Management and administrative services costs of $281,000 were incurred in the three months ended June 30, 2005, compared with $771,000 in the three months ended March 31, 2005 that included bonuses paid upon the achievement of significant milestones of $495,000. Also included in the above expense is $23,000 (three months ended March 31, 2005: $23,000) paid to a company controlled by a director of Desert Sun, for administrative services. Management costs have now reached a relatively stable level, higher than fiscal 2004 as a result of the growth in the Company with additional officers and staff being added as well as increased time commitments by existing officers and staff, and ongoing management consulting and administration fees of approximately $300,000 per quarter can be expected.

Investor relations and shareholders' information expenses were $181,000 in the three months ended June 30, 2005 (three months ended March 31, 2005: $127,000). The Company sustains a public relations campaign directed to increase awareness of the Company and its project both in North America and Europe. Significant activities during the period included the Annual Report and Annual and Special Meeting of Shareholders ($35,000), presentations to targeted audiences by senior management in Europe ($48,000) and North America ($21,000), and attendance at trade shows ($24,000).

Travel and entertainment costs were $135,000 in the three months ended June 30, 2005, a significant increase from the $74,000 incurred in the three months ended March 31, 2005. The travel and entertainment costs relate principally to the investor relations and marketing activities of management as they endeavour to keep investors informed about developments at the Company. Travel and entertainment expenditure in the quarter was high as a result of visits by management to London and mainland Europe ($30,000), Brazil ($50,000) and the USA ($30,000).

Office and miscellaneous expenses were $161,000 in the three months ended June 30, 2005, compared with $99,000 in the first quarter of 2005. Desert Sun shares office space and administrative services with certain other public companies, which together during 2004 negotiated and upgraded additional office space. The costs of ongoing office administration should be modest as the Company is reimbursed by these other companies for their proportionate share (generally 80%) of all common expenses such as office rental, telephone, computer maintenance and office supplies. Miscellaneous expenses included the cost of attending the Brazilian Ball as a silver sponsor for the first time ($25,000) and Ontario capital taxes ($35,000).

6. Operational Review

In the six months ended June 30, 2005 the Company achieved significant milestones at the Jacobina Mine and associated exploration program:

1.   The Jacobina Mine has been reactivated and at full production, expected to be reached in the third quarter, will produce 100,000 ounces of gold per annum. The first gold was poured in March 2005 and commercial production was declared effective July 1, 2005.

2.   The Jacobina Mine produced a total of 11,935 ounces from the first gold pour at the end of March 2005 to June 30, 2005. Of this total, 9,889 ounces have been sold at an average net sale price of US$427 per ounce. Proceeds from the sale of gold ounces from the Jacobina Mine of US$4.2 million, less the attributable costs of production, have been credited against mine development costs, with total development costs to reactivate the Jacobina Mine capitalized to June 30, 2005 totaling approximately US$37 million. This compares well with the estimate at the time of the original feasibility study of US$34 million.

3.   During the second quarter of 2005, the mill processed 210,400 tonnes with an average grade of 2.16g Au/t resulting in the production of 11,873 ounces of gold. For the month of June, the mill processed 80,618 tonnes with an average grade of 2.30 g Au/t and produced 5,805 ounces of gold. The metallurgical recovery rate for June was 95.2%.

4.   The estimated mineral reserves, which are included in the table of mineral resources below, determined at a US$350 per ounce gold price, are as follows:

Estimated Mineral Reserves as of August 1, 2005 [1]							
Area	Proven		Probable		Proven & Probable		
	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces Contained
Joao Belo [2]	1,955,000	2.02	9,147,000	2.04	11,102,000	2.04	727,000
Morro do Vento [4]	Nil	Nil	3,586,000	2.09	3,586,000	2.09	241,000
Basal Reef [3]	Nil	Nil	2,304,000	2.51	2,304,000	2.51	186,000
Serra de Corrego [3]	Nil	Nil	972,000	2.14	972,000	2.14	67,000
Total	1,955,000	2.02	16,009,000	2.13	17,964,000	2.11	1,221,000
Less: Production March to July 2005					341,980	2.08	22,869
Estimated Mineral Reserves as of August 1, 2005 [5]					17,620,000	2.11	1,200,000

[1] Mineral reserves have been classified in accordance with CIM standards under NI 43-101.
[2] Desert Sun Mining mineral reserve estimate March 1, 2005 (Pearson and Tagliamonte, 2005) (see DSM Press Release March 3, 2005).
[3] As per original Dynatec mineral reserve estimation of September 2003 in the SNC Lavalin feasibility study (see DSM Press Release September 12, 2003).
[4] Desert Sun Mining mineral reserve estimate August 11, 2005 (reviewed by Devpro Mining Inc.) (see DSM Press Release August 11, 2005).
[5] Totals have been rounded.

5.   An internal review and evaluation of the Company's development projects was completed in January 2005, with Morro do Vento identified as the next project most likely to be developed. The pre-feasibility study for Morro do Vento, located 0.5 km from the processing plant, was completed in August 2005 and confirmed the economic viability of developing the Morro do Vento Mine. Micon International Limited of Toronto completed the review of mineral resources; AMEC Americas Limited of Vancouver completed a review of the mill expansion and Devpro Mining Inc. of Sudbury, in conjunction with Desert Sun staff, completed the mine plan and mineral reserve estimate. All environmental reports that are required to initiate work at Morro do Vento have been submitted to the Brazilian environmental review agency, Centro de Recursos Ambientais (CRA). Development and mining of the Morro do Vento area can be carried out under the existing Jacobina environmental licence.

6.   In 2005, Desert Sun has continued to make solid progress on its US$5million exploration program within the Bahia Gold Belt and has completed 71 holes totaling 13,363 metres of diamond drilling to test targets in the Jacobina Mine area: the Canavieiras and Morro do Vento Extension targets, and the Pindobaçu/Entry Point target area, located in the northern Bahia Gold Belt, approximately 50 km north of the town of Jacobina. Currently, there are two underground drills at Canavieiras; one surface drill and one underground drill at Morro do Vento Extension, and two surface drills in the northern area.

JACOBINA MINE

Reactivation of the Jacobina Mine started in earnest in April 2004. By May 2004, the underground mine was de-watered, by June 2004 the antiquated rail haulage system removed, the drifts enlarged to accommodate mechanized equipment and new ramp development started, and in July 2004 ore development commenced. A complete fleet of new equipment was purchased, which included 15-tonne LHDs (Load Haul Dump), 35-tonne haulage trucks, electric hydraulic 2-boom jumbos, and electric hydraulic ITH production drills. New ventilation, compressed air, and electrical systems were installed. Mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road were completed by October 2004. The plant has been completely refurbished and modernized, with four additional leach tanks installed to increase leach time and gold recovery from the historical 92% to 96.5%. A new regeneration kiln has been installed and the CIP (carbon in pulp) circuit has been upgraded with a 100% increase in the screen capacity. A new crushing plant has been constructed with a throughput capacity of 500 tonnes per hour. The production plant has been fully automated with Siemens technology and is now operating with 40% less manpower.

Gold production for 2005 is projected to be between 55,000 and 60,000 ounces, a small reduction from the original target of 62,000 ounces established in the 2005 business plan. The capital project, including development of the Jacobina Mine, refurbishment of the mill facilities as well as all machinery, equipment and vehicles, cost a little under US$37 million. The original 2003 SNC Lavalin Feasibility Study projected costs of US$34 million. Lower development costs were offset by later than expected pre-operational revenue, as a result of the delayed delivery of the long hole drills. The Jacobina Mine is preparing to open its second production stope.

Mr. Flavio Lamberti is responsible for evaluating Desert Sun's potential development projects including Morro de Vento, Canavieiras, Serra de Corrego, and Morro do Vento Extension (Basal/Main reef). An independent pre-feasibility study, coordinated by Mr. Rick Adams, P.Eng. of Devpro Mining Inc., has confirmed the economic viability of developing Morro do Vento. In August 2005, the board of directors of Desert Sun approved the plan to proceed with Morro do Vento. In conjunction with the project development initiative, a plant optimization review with AMEC and Lakefield seeks to evaluate the expansion capacity of the plant. The plant expansion will be based on the timeline of the start-up of the development projects.

EXPLORATION

The Bahia Gold Belt, wholly owned by Desert Sun, totals 131,539 hectares, which includes 5,996 hectares in the mining lease, 97,476 hectares of granted exploration concessions and 28,067 hectares of filed applications for exploration concessions. The property covers a strike length of 155 kilometers over the Jacobina Group sedimentary rocks, which underlie the Serra do Jacobina mountains. The Company is conducting a major exploration program along the Belt, and has outlined four primary target areas for more detailed follow-up. These targets include the Pindobaçu area 55 kilometers north of Jacobina where geological mapping, prospecting, and rock and soil geochemical sampling has identified gold-bearing quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates that may be the northern and separate extension of the Serra do Córrego Formation; a new basinal entry point area with significant conglomerates, located five kilometers north of Pindobaçu; and a 45+ kilometer strike length extension of the Serra do Córrego Formation conglomerates, which hosts the existing mines.

The following table provides the updated mineral resource estimate that has been reviewed and confirmed by Terry Hennessey, P.Geo. of Micon International. The resource estimation methodology and classification used is the same as outlined in the August 2003 report by Mr. Hennessey filed on SEDAR.

Summary of Mineral Resources as at December 12, 2004*

Category	Area	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured	João Belo	2,300,000	2.41	180,000
	Itapicurú**	250,000	5.70	45,000
	Serra do Córrego	10,000	7.50	3,000
	Canavieiras	56,000	6.73	12,000
	Subtotal	**2,620,000**	**2.83**	**240,000**
Indicated	João Belo	10,300,000	2.37	790,000
	Itapicurú**	9,390,000	2.63	790,000
	Serra do Córrego	910,000	2.39	70,000
	Canavieiras	850,000	3.61	100,000
	João Belo Sul	770,000	2.55	60,000
	Subtotal	**22,200,000**	**2.49**	**1,810,000**
Total Measured and Indicated	João Belo	12,600,000	2.38	970,000
	Itapicurú**	9,630,000	2.71	840,000
	Serra do Córrego	920,000	2.44	72,000
	Canavieiras	900,000	3.80	110,000
	João Belo Sul	770,000	2.55	60,000
	Total	**24,800,000**	**2.53**	**2,050,000**
Inferred	João Belo	5,300,000	2.33	390,000
	João Belo-other reefs	1,000,000	3.88	120,000
	Itapicurú**	3,800,000	3.17	390,000
	Serra do Córrego	1,800,000	2.95	170,000
	Canavieiras	3,700,000	2.41	290,000
	João Belo Sul+	3,900,000	1.67	210,000
	Other Areas	2,700,000	3.23	280,000
	Total	**22,200,000**	**2.61**	**1,900,000**

* Totals have been rounded.

** Itapicuru includes Morro do Vento, Morro do Vento Extension and Basal/Main Reef.

+ Previously included in Other Areas.

Morro do Vento

At the **Morro do Vento** target area located 0.5 kilometers north of the processing plant, 80 holes totaling 13,700 meters were completed to December 31, 2004. The target intermediate reef package is 40 to 70 meters wide, and extends along the full two kilometer strike length.

An internal review and evaluation of the Company's development projects was completed in January 2005, which established Morro do Vento as the first project to be developed upon completion of the Jacobina Mine. An internal study was completed in April indicating that underground mining is the best option for this project and an independent 43-101 compliant pre-feasibility study was completed in early August 2005.

Highlights of the pre-feasibility study:
- Mineral reserves estimated to be 3,586,000 tonnes at 2.09 g Au/t containing 241,000 ounces of gold
- Morro do Vento Mine to produce 50,000 ounces per year at a cash cost of US$240 per ounce, beginning in 2006
- Capital cost (net of pre-production cash flow) is estimated at US$17.2 million
- Recovered gold including pre-production is estimated at 229,000 ounces
- 20% Internal Rate of Return with a Net Present Value of US$8.4 million at a 5% discount rate
- 5.5 year mine life with excellent potential to outline additional mineral reserves

The Morro do Vento mine will be the second production area at Jacobina and will add an additional 50,000 ounces per year bringing overall production to 150,000 ounces per year. The mining method and equipment will be similar to that currently used at the Jacobina Mine operations. The throughput of the processing plant will need to be expanded from 4,200 tonnes per day to 6,500 tonnes per day to accommodate the additional ore.

The Company has started work on collaring the 720 Level access portal for Morro do Vento and will begin slashing the access adit shortly. A power line directly to the Morro do Vento site is currently under construction and the mining equipment is being ordered. A strong mine development team is being assembled that will oversee all work on the project.

The total indicated mineral resources at Morro do Vento are estimated to be 5,790,000 tonnes grading 2.18 g Au/t, containing 406,000 ounces of gold using a conventional polygonal method. Inferred mineral resources are estimated to be 2,470,000 tonnes grading 2.42 g Au/t, containing 192,000 ounces of gold. The pre-feasibility study considered the indicated mineral resources above the 800 level, which resources total 5,018,000 tonnes grading 2.08 g Au/t, containing 335,000 ounces of gold. Probable mineral reserves at US$350 per ounce gold price are estimated to be 3,586,000 at 2.09 g Au/t containing 241,000 ounces of gold. There is excellent potential to both upgrade and expand mineral resources below the 800 level.

Mining will be by conventional long hole open stoping using top hammer long hole drills, 6.2 m³ LHDs, and 35-tonne low profile haulage trucks. Geotechnical aspects of the mine design have been reviewed by MLF, who indicated that ground conditions are expected to be good and there should be no problems with ground stability with the current mine design. AMEC considers that the Morro do Vento mineralization will behave in a metallurgically similar way to the João Belo ore currently being processed and that treatment of any ratio of these ores will not significantly impact metallurgical plant performance.

Upgrading of an existing access road and construction of a bridge or culvert across the Itapicuru River will be required as part of the haulage system from the 800 Level adit on the east side of Morro do Vento. Access to the 720 Level adit will be from the north end of the Morro do Vento area, approximately 200 metres from the crusher, via the existing Jacobina Mine (João Belo Zone) haul road. Existing mine infrastructure, including mechanical shops, warehousing and staff facilities will be utilized to accommodate the Morro do Vento operation.

The results of the study have identified a number of modifications to the milling facilities to increase the throughput from 4,200 tonnes per day to 6,500 tonnes per day:
- Installation of a new secondary crushing circuit to produce a finer crushed product prior to grinding.
- Replacement of the grinding cyclones and corresponding feed pumps with higher capacity units in order to handle the increased throughput.
- Installation of a new thickener that would function in parallel with the existing circuit. The current sand/slime system would be abandoned.
- In the leaching area, an increase in the number of mechanically agitated leach tanks to provide the optimal leach residence time is required. A new leach feed vibrating screen, leach feed sampler and leach transfer pumps are also required to handle the increased capacity.
- Installation of a new CIP tails vibrating screen and sampler to handle the increased tailings capacity.
- Replacement of the tailings disposal pipeline with a new larger diameter pipeline to handle the increased capacity.

- Installation of new process water distribution pumps to handle the increased water requirements.
- Primary crushing, carbon in pulp, carbon stripping and reactivation, reagent handling and refining circuits were deemed to have sufficient capacity to accommodate the increased capacity.

No additional environmental licenses are required for the Morro do Vento operation. The existing freshwater supply and discharge water systems will be utilized as well as the storm water drainage system. Closure costs associated with the Morro do Vento mine are considered to be included with the Jacobina Mine complex closure plan.

Total capital cost is estimated to be US$31.2 million for the project. Gold produced from capital development in ore, amounts to US$14 million making the total new capital requirements for the project of US$17.2 million. The underground mine sustaining capital has been estimated to be US$5.8 million, to primarily be incurred in the years 2007 and 2008 for equipment rebuilds and ongoing mine development.

Devpro Mining Inc. (Devpro) was contracted by Desert Sun to co-ordinate the preparation of this pre-feasibility level report. Mr. Terrence Hennessey, P.Geo. of Micon International Limited (Micon) reviewed the geological aspects of the study and the mineral resource estimates. Mr. Rick Adams, P.Eng. of Devpro reviewed the mining methods and layouts, preparation of the mineral reserve estimates, and mine capital and operating cost estimates. Mr. Joe Milbourne, P.Eng. of AMEC Americas Inc. of Vancouver, B.C., ("AMEC") prepared a study of the milling and metallurgical aspects of the Morro do Vento deposit mineralization, and, MLF Geotecnica Mechanica de Rochas Ltda ("MLF") of Nova Lima, Brazil reviewed the geo-mechanical aspects of the project with respect to ground stability. The individuals cited above are all independent qualified persons as defined under National Instrument 43-101.

Morro do Vento Extension

The Morro do Vento Extension target is located immediately north of the processing plant at the Jacobina Mine area. In 2004 a drill hole intersected 4.94 g Au/t over a true width of 12.6m in the Main Reef in the Morro do Vento Extension. In 2005, 12 drill holes totaling 5,371 metres have been completed. Two holes returned significant intersections in the Main Reef of 3.25 g Au/t over a true width of 17.8 metres and 3.71 g Au/t over 5.3 metres. Initially, this drilling was focused on exploring the down dip extension of mineral resources in the Basal Reef, which was previously mined at shallower levels, and the little-explored Main Reef, which is about 50 metres stratigraphically above the Basal Reef, but has now been expanded to test the southern continuation of these reefs into the Morro do Vento area. The first hole in the Morro do Vento portion of the target zone returned 5.81 g Au/t over 2.3 metres true width in the Main Reef and 4.47g Au/t over 1.8 metres true width in the Basal Reef. Drilling from surface is currently focused on testing the area between the two major target areas. Rehabilitation of the old access levels is complete, which will allow more efficient drilling from underground. An underground drill has now been moved on site to test the potential of the Main Reef near the old mine workings on the Morro do Vento Extension area.

Canavieiras

The **Canavieiras** area at Jacobina comprises three target areas: conglomerate reefs located between 50 to 100 meters below the historical mine workings; the southeast extension of the reefs that were previously mined; and reefs above the historical mine workings. The former Canavieiras Mine is located 3 kilometers north of the processing plant and is located in a block bounded by faults that is approximately 1.2 kilometers long and 400 meters wide. In 2004, 41 holes totaling 5,368 meters were completed and as a result the strike length of the reefs below the old workings was extended to at least 300 meters and high grade intersections continue to be returned from the reef extension southeast of the old workings. Both targets continue to be open along strike.

In 2005 to date, 38 holes totaling 3,920 metres have been completed at Canavieiras. Currently there are two underground drill rigs working at Canavieiras from the new 80 metre long crosscut in the southeast portion of the old Canavieiras Mine, with a surface drill rig to be added shortly. High grade results were returned from target conglomerate reefs below the old workings with intersections of 23.68 g Au/t (14.66 g Au/t with highs cut to 30 g Au/t) over a true width of 12.9 metres and 11.02 g Au/t (7.93 g Au/t cut) over a true width of 13.6 metres in one hole and 8.40 g Au/t (7.84 g Au/t cut) over 15.2 metres and 9.29 g Au/t (7.75 g Au/t cut) over 6.4 metres in another.

Drilling at Canavieiras continues to focus on following up the potential extension of this high grade zone and the potential strike extension to the south. Four historical drill holes completed about 230 metres south of the Canavieiras mine returned significant results including 10.42 g Au/t (7.57 g Au/t cut) over a true width of 4.8 metres. These historical holes confirm that the mineralization extends to the south, but further drilling is required to fully evaluate the potential of this large target area that extends at least 600 metres along strike to the south from the existing old mine area.

Pindobaçu

Desert Sun is carrying out a reconnaissance diamond drill program to test several targets identified from geological mapping/sampling and soil geochemistry undertaken by Desert Sun, as well as an induced polarization geophysical survey by Fugro-LASAGeomag, in the northern portion of the Bahia Gold Belt at **Pindobaçu**; an area located 50 kilometers due north of the town of Jacobina. The Pindobaçu target is accessible by paved road from Jacobina and is 2 kilometers west of the town of Pindobaçu. The mineralogy and geochemistry of this system are remarkably similar to the gold mineralization in the quartz pebble conglomerates in the Jacobina Mine area to the south. The regional Pindobaçu Fault system, which forms the eastern boundary of the Jacobina Basin, is clearly a major focus of hydrothermal alteration and mineralization. This mineralized structure probably extends for at least 15 kilometers along strike and the alteration zone is up to 100 meters wide.

Work completed in the northern area in 2005, includes completion of four diamond drill holes totaling 1,285 metres in the Entry Point target area and four holes totaling 807 metres in the Fumaça target area. In addition, geological and structural mapping of the Pindobaçu target area is in progress to better determine the controls on distribution of gold mineralization to guide further drilling. An extensive induced polarization (IP) geophysical survey has been initiated to outline additional drill targets in major target areas.

The Entry Point Target is located 5.5 kilometres north of the town of Pindobaçu, midway between the Pindobaçu (five kilometers to the south) and Fumaça (six kilometers to the north) targets. Three reconnaissance drill holes were completed to test the stratigraphy of the area and to test for the potential to host gold mineralization. The first hole, drilled to a length of 440 metres, intersected a package of interbedded pebbly quartzite and quartzite with several beds of conglomerates with small to medium-sized pebbles of quartz. Widespread hydrothermal alteration including fuchsite and silicification was present in this hole with local disseminated pyrite. Anomalous gold values typically ranging from 100 to 300 ppb to a high of 576 ppb were also returned. The second hole tested the area beneath a garimpos (local miner working area) and intersected a mafic dyke cut by quartz veins with geochemically anomalous (100-200 ppb) Au values. The third hole intersected primarily quartzite with local fuchsite and pyrite. The drill holes in the Entry Point area have confirmed the presence of quartz pebble conglomerates with hydrothermal alteration, however drilling has been on the edge of the system and further work will be done to locate the channels with the coarsest conglomerates that are the prime target for gold mineralization. Dr. Paul Karpeta, an expert on Precambrian conglomerate-hosted gold deposits, will be returning to the site in August to assist in locating the most likely areas with channels. Results of the IP survey will also assist in this work.

In the Fumaça target area, a hole drilled to test the down dip extension of the intersection previously obtained of 0.7 g Au/t over a true width of 10.0 metres, returned 1.37 g Au/t over 3.6 metres including a 1 metre interval grading 3.37 g Au/t. A further hole, drilled to test a coincident soil and induced polarization anomaly, returned 0.86 g Au/t over 1.0 metre.

At the Pindobaçu target, two holes were drilled on the same section as the earlier hole that intersected 7.20 g Au/t over a true width of 2.0 metres and approximately 120 metres north of the early successful hole that intersected 5.46 g Au/t over a true width of 21.9 metres. The first returned 3.89 g Au/t over a true width of 9.0 metres including a higher grade portion of 7.13 g Au/t over a 4.8 metre true width, while the second intersected 4.08 g Au/t over a true width of 1.9 metres. The altered and mineralized structure at Pindobaçu is very extensive, however further work is needed to determine the geometry of the structural control on the gold mineralization. Regional geological mapping indicates that the gold garimpos (free miner workings) associated with this structure extend for a strike length of 38 kilomtres from Biquinha, 23 kilometres south of the town of Pindobaçu, to Fumaça, 15 kilometres north of Pindobaçu.

Jacobina Basin Study

Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate-hosted gold deposits with extensive experience working on deposits in Witwatersrand, South Africa and Tarkwa, Ghana, recently carried out a study of the Jacobina Basin in an attempt to identify additional entry points outside of the Jacobina Mine area. Entry points are the areas in a basin where major streams carry and deposit sediments into the basin and are typically marked by the thickest conglomerates with the largest pebbles. This work, which was done in close collaboration with Desert Sun personnel led by senior geologist Pedro Moura de Macedo, identified a significant area of Jacobina Group sediments with quartz pebble conglomerate layers, which are exposed in a large tectonic window across an area 5,000 meters long by 900 meters wide about five kilometers northwest of Pindobaçu. Gold garimpos (free miner workings) occur around this "window" near the contact with volcanic rocks of the Mundo Novo Formation, which have been thrust over the conglomerates and then subsequently eroded. In contrast to the mine area, the sedimentary rocks here are relatively flat lying hence only a small portion of the overall stratigraphic sequence is actually exposed.

Dr. Karpeta concluded that the Jacobina Basin has been subdivided by cross structures into major compartments, which controlled sedimentation in those compartments. One such cross structure is marked by a prominent lineament about six kilometers south of the town of Pindobaçu, north of which is the Pindobaçu Compartment and to the south is the Jacobina

Compartment. Each of these compartments will have a different stratigraphy and hence different auriferous conglomerates. Typically, within each compartment there is usually one entry point marked by the thickest conglomerates with the biggest pebbles, which typically are the richest conglomerates. Dr. Karpeta concluded that these entry points occur around the Jacobina Mine area in the Jacobina Compartment and potentially around Mina Velha, five kilometers northwest of Pindobaçu, in the Pindobaçu Compartment.

Dr. Karpeta has commented that there are strong similarities in the style of sedimentation and gold mineralization at Jacobina to those of the Tarkwa and Witwatersrand Belts, that the presence of extensive hydrothermal alteration is very encouraging and indicative of the possibility of more extensive gold mineralization elsewhere in the Belt in addition to the obvious potential for extending the known deposits in the Jacobina Mine area, and finally that the exploration done to date at Jacobina is still very limited in comparison to both Tarkwa and Witwatersrand and that exploration along much of the Bahia Gold Belt is just beginning.

7. Liquidity and Capital Resources

The following table summarizes the Company's consolidated cash flows and cash on hand:

(in thousands of Canadian dollars)	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Cash and equivalents	15,915	29,148	21,356	6,832
Working capital	16,943	26,787	19,803	6,414
Cash used by operating activities	(4,828)	(2,260)	(2,887)	(1,558)
Cash used by investing activities	(8,485)	(13,701)	(33,536)	(3,154)
Cash provided by financing activities	81	23,752	50,946	9,809

Cash Resources
The increase in cash and equivalents from $21.4 million at December 31, 2004 to $29.1 million at March 31, 2005 was primarily attributable to the issuance of capital stock by way of a bought deal in March 2005 that raised $23.3 million. Since March 31, 2005 cash and equivalents have decreased by $13.2 million, to $15.9 million as a result of funding the completion of the refurbishment of the Jacobina Mine as well as an aggressive exploration program. The Jacobina Mine is expected to generate positive cash flow on a going forward basis, with the cash on hand to be used to fund the development of the Morro do Vento project, the ongoing exploration program and head office overheads.

In addition to the $23.3 million raised, net of issue costs, through the issuance of common shares (fiscal 2004 – $51 million), $294,000 was received from the exercise of options and $225,000 from the exercise of warrants in the six months to June 30, 2005. Subsequent to the quarter end, a further $2.9 million was received as a result of the exercise of all of the broker warrants and share purchase warrants that were due to expire on July 22, 2005.

Cash and equivalents at June 30, 2005 consisted of $3.9 million cash on deposit with the Royal Bank in Canada, $2.0 million cash on deposit with Bank Boston and Banco do Brazil in Brazil and $10.0 million cash invested in short-term liquid investments in Canada. The Company's investment strategy for surplus cash requires funds only to be invested in highly liquid and secure investments which can be redeemed on short notice and at no or little additional cost.

Desert Sun remains debt free (except to the extent of supplier extended credit terms) and its gold production and reserves are totally unhedged. Desert Sun has no unfunded pension liabilities. All financial commitments associated with financed equipment are included in liabilities upon receipt of the associated asset by the Company. Other than the agreement for the purchase of Brazilian Real through 2006 (see Section 3), Desert Sun does not have any off-balance sheet arrangements nor does it have any guarantees outstanding.

Uses of Liquidity
Desert Sun's cash requirements over the next 12 months will be primarily to fund:
• Development of the Morro do Vento Mine, together with associated mill upgrades;
• Exploration within the mining area to facilitate the development of additional mines;
• Exploration further afield, but within the 100% controlled, 155-kilometer Bahia Gold Belt; and
• Corporate administration and working capital.

The Company currently, and through projected operating revenues, has the financial resources to undertake its aggressive exploration program and to fund anticipated corporate administration and working capital requirements. Management's investigation of alternative financing strategies to the issuing of additional shares, including Brazilian and international project financing loans, to fund development of the additional mining areas over the next three to four years, are at an advanced stage.

Commitments and Contractual Obligations

The Company has entered into contracts with an international supplier for the financing of its initial fleet of mining equipment for use at the Jacobina Mine. While the amounts payable under the financing contracts relating to the equipment are recorded as current and long-term obligations in the financial statements, the Company has also negotiated a full service contract with this supplier for the maintenance of the mining equipment provided by them. Financial obligations in terms of this service contract include both a fixed component, which is reflected below, as well as a variable component based on the number of hours that each piece of equipment is in operation.

The Company is also a party to certain management contracts.

(in thousands of Canadian dollars)	2005	2006	2007
Equipment finance	1,588	3,297	450
Service contracts	250	499	42
Office lease (Toronto) [i]	137	275	-
Equipment (Toronto) [i]	8	16	16
Management contracts	662	975	975
TOTAL	2,645	5,062	1,483

(i)   Desert Sun shares its premises with other public companies that have common directors and/or officers. Desert Sun's proportional share of these commitments, after recoveries from other companies, is generally 20%.

In connection with exploration and development activities, the Company is required to make certain payments regarding mining licenses, leases, occupation and surface rights. If the properties are no longer of interest to Desert Sun it can stop making the payments, although its property rights will terminate. There are no long-term contractual arrangements with any related parties that create or result in any obligations that are not on an arm's-length basis.

Change in Non-Cash Operating Working Capital

(in thousands of Canadian dollars)

	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Decrease (increase) in current assets:				
Amounts receivable and prepaid expenses	(2,048)	(645)	(1,386)	(27)
Other receivables	(595)	(633)	(1,492)	-
Inventories	(1,339)	(1,887)	(362)	-
Increase (decrease) in current liabilities:				
Accounts payable and accrued liabilities	(165)	1,606	2,695	471
Other payables	211	633	1,492	-
Other	-	-	6	-
Foreign Exchange	(57)	-	-	-
Total	(3,993)	(926)	953	444

The most significant increases in working capital during the three and six months ended June 30, 2005 resulted from a large investment in inventories and substantial deposits placed in respect of additional equipment to be delivered in the third quarter. This equipment will be used both to improve efficiencies at the Jacobina Mine and well as at the Morro do Vento Mine to be developed shortly. The initial stocking of the spares inventory began late in 2004 and is expected to be substantially complete by the end of the third quarter of 2005. Inventories required by the Company have been contained as a result of the full service agreement concluded covering the major mining equipment, with all spares in this regard being provided by the supplier on a consignment stock basis. Inventory as at June 30, 2005 was $3.6 million of which $1.0 million consisted of gold in-process and $2.6 million of materials and supplies. No significant gold dore was held at the refinery at June 30, 2005, while gold metal in-circuit added during the second half of the year will be included in inventory at year end.

Investing Activities

(in thousands of Canadian dollars)

Mining Interests	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Jacobina Mine – development costs	(4,835)	(7,745)	(15,954)	-
Exploration and development projects	(1,431)	(1,631)	(9,785)	(3,112)
Property, plant and equipment	(2,219)	(4,325)	(7,797)	(42)
Total	(8,485)	(13,701)	(33,536)	(3,154)

Development of the Jacobina Mine infrastructure is complete, the first gold pour took place in March 2005 and commercial production was declared effective July 1, 2005 with the mill processing at 80% of design capacity. Acquisitions of capital assets (net) in the six month period were $10.4 million, but $3.9 million thereof was financed in terms of credit arrangements with the supplier. The exploration program, and related expenditure, started off slowly during the three months to March 2005, but is quickly making up for time spent on data compilation and lost as a result of poor weather conditions. With the necessary funding in place, and the rainy season expected to come to an end soon, the exploration program has moved into high gear in both the northern "blue sky" areas and at the development projects in the vicinity of the Jacobina Mine.

Financing Activities

In March 2005, Desert Sun closed a bought deal financing with a syndicate of underwriters led by Sprott Securities Inc. and including CIBC World Markets Inc, Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. pursuant to which the underwriters agreed to purchase 10,729,614 units at a price of $2.33 per unit for aggregate gross proceeds of $25,000,001. Each unit consisted of one common share and one-quarter of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008. The warrants trade on the Toronto Stock Exchange under the symbol **DSM.WT**.

Subsequent to June 30, 2005, investors exercised all of the share purchase warrants and broker warrants that were due to expire on July 22, 2005. This resulted in for gross proceeds to the Company of $2.9 million.

Share Incentive Plans

A significant factor that has and will continue to contribute to the Company's success is its ability to attract and retain qualified and competent people. To help accomplish this, the Company has adopted a Stock Option Plan and a Share Compensation Plan, together designed to advance the interests of the Company by encouraging directors, officers, employees and consultants to have equity participation in Desert Sun. As at June 30, 2005 a total of 8.99 million options to acquire common shares were outstanding at an average exercise price of $1.42, of which 1.1 million were granted during the current period. Upon approval of Desert Sun's new Stock Option Plan by shareholders on April 20, 2005, 2.4 million options to purchase common shares granted since September 2004, including the 1.1 million options granted in 2005, were deemed to have been issued and $2.4 million was charged to operations as stock-based compensation in the current period. An additional $1.4 million of stock-based compensation expense was also recognized during the period on the grant of 1.525 million common shares to directors, officers and consultants under the new Share Compensation Plan approved by shareholders of April 20, 2005. Of the common shares granted, 508,333 shares were issued, with the remaining two thirds to be issued on the first and second anniversaries of the original grant respectively.

8. Critical Accounting Policies and Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. These estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. The Company's critical accounting policies are those that affect the consolidated financial statements and are summarized in Note 2 of the audited consolidated financial statements for the 16-months ended December 31, 2004. Critical accounting policies and estimates in the period included capitalization of exploration/development expenditures and the recognition of impairment of those assets, accounting for foreign currency translation, stock-based compensation, and contingent liabilities. Actual results could differ from these estimates.

9. Risks & Uncertainties

Nature of Mining, Mineral Exploration and Development Projects
The Company's mining operations, and exploration and development projects are subject to conditions beyond its control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, explosions, unusual or unexpected geological formations or pressures, pillar collapses, and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Through high operational standards, emphasis on training and continuous improvement, Desert Sun works to reduce the mining risks. The Company also maintains insurance to cover normal business risks.

Gold Price
The principal business of the Company is the production of gold. Desert Sun's future profitability is largely dependent on movements in the price of gold. Gold prices are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, the relative exchange rate of the US dollar with other major currencies, global and regional demand, political and economic conditions and production costs and levels in major gold producing regions. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. Desert Sun is better positioned than most of its competitors to withstand low commodity prices due to the relatively low cash cost per ounce at the Jacobina Mine. However, if as a result of a sustained decline in gold prices, revenues from gold sales were to fall below cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, could be discontinued. The Company does not enter into gold price hedging programs, which would only be considered to the extent necessary to satisfy any lender requirements for loan transactions.

Currency Fluctuations
By virtue of its international operations, the Company incurs costs and expenses in a number of foreign currencies other than the Canadian dollar. The exchange rates covering such currencies have varied substantially. In the first six months of the year funds raised in Canadian dollars were invested in Brazil, largely in Brazilian Real. The Brazilian Real remained relatively stable in relation to the Canadian Dollar, the Company's functional currency, strengthening 13% from 2.2065 to 1.9249, but averaging R$2.0781: $1.00.

Desert Sun's future operating results and cash flow will be primarily affected by changes in the United States dollar / Brazilian Real exchange rate as substantially all revenues will be earned in US dollars, while a substantial portion of the operating (75%) and capital (50%) expenditures will be in Brazilian Real. Desert Sun will actively hedge the United States dollar against strengthening of the Brazilian Real when this is considered prudent.

On March 3, 2005 Desert Sun entered into an agreement with BankBoston to purchase Brazilian Real (R$) for monthly delivery in the equivalent of US$1 million per month beginning January 1, 2006 at an exchange rate averaging R$3.0:US$1 for the year. The Company is monitoring the exchange rate between the Brazilian Real and the US Dollar closely and for example, could recently have entered into similar contracts for the 2007 calendar year at an exchange rate averaging R$2.9: US$1.

Risk of contingent liabilities
Desert Sun owns 100% of Jacobina Mineração e Comercio Ltda. ("JMC"), the Brazilian company that holds the mining and exploration licences, fixed property, and associated plant and equipment. In terms of the agreement under which the Company acquired JMC, Valencia Ventures Inc. ("Valencia") provided certain indemnities to Desert Sun for outstanding liabilities. These amounts include taxes payable to the Brazilian Federal and State authorities, liabilities to third parties, as well as labour and health related claims by former employees. Claims relating to silicosis, for the period prior to the Company's acquisition of JMC, for which Valencia has indemnified Desert Sun could amount to some $6 to $9 million. It is management's belief that the labour related claims are substantially without merit and Desert Sun and Valencia intend to defend the actions vigorously.

For a more complete description of the uncertainties and risk factors faced by the Company, please refer to Management's Discussion and Analysis of the audited consolidated financial statements for the 16-months ended December 31, 2004.

10. Quarterly Data

Summary of Quarterly Results *(unaudited)*

(in thousands of Canadian dollars, except per share amounts)

	2005 2nd quarter	2005 1st quarter	2004 5th quarter	2004 4th quarter	2004 3rd quarter	2004 2nd quarter	2004 1st quarter	2003 4th quarter	2003 3rd quarter
	June 30 2005	Mar 31 2005	Dec 31 2004	Sept 30 2004	June 30 2004	Mar 31 2004	Nov 30 2003	Aug 31 2003	May 31 2003
	3-months	*3-months*	*3-months*	*3-months*	*3-months*	*4-months*	*3-months*	*3-months*	*3-months*
Revenue	--	--	--	--	--	--	--	--	--
Net Loss for the period	4,644	1,711	1,368	567	543	4,953	835	637	442
Net Loss per share – basic and diluted	0.06	0.02	0.01	0.01	0.01	0.09	0.02	0.02	0.01

Included in the net loss for the 2004 fiscal year were the following non-cash compensation expenses (as calculated in terms of the Black-Scholes Model): for the three months ended June 30, 2004: $104,600 and for the four months ended March 31, 2004: $4,314,424. Excluding these book entries the net loss for the fifth, fourth, third, second (four-month) and first quarters would be $1,368,317, $566,701, $438,264, $638,262 and $834,985, respectively.

In the first quarter of fiscal 2005, the net loss included consulting services relating to the evaluation of financing alternatives that were settled through the issue of 500,000 warrants. The net loss for the three months ending March 31, 2005, excluding this non-cash expense (valued in terms of the Black-Scholes Model), was $1,084,305. The net loss in the second quarter of 2005 included a non-cash compensation expense, the fair value of which was calculated in terms of the Black-Scholes Model, of $2,358,015 following the adoption by the shareholders at the Annual and Special Meeting held on April 20, 2005 of a new Stock Option Plan and the resultant ratification of stock options granted between September 2004 and March 2005. A further non-cash compensation expense in the amount of $1,391,808 was recognized as a result of the grant of common shares following the approval by shareholders of a Share Compensation Plan at the same Annual and Special Meeting.

11. Related Party Transactions

Included in other receivables and other payables is $2.3 million that is expected to be paid in taxes and royalties, to settle historical creditors in Brazil, and to settle legal claims for which judgement has been enforced against the Company; for which Desert Sun is indemnified by Valencia. This amount does not include any amounts that might become due in respect of legal claims relating to silicosis in respect of cases pending or before the courts, for which the Company is also indemnified by Valencia. In the six months ended June 30, 2005 the Company paid $304,297 (16-months ended December 31, 2004: $1.68 million) to settle amounts in terms of the indemnity and has been refunded $1.60 million by Valencia to date, with the outstanding balance of $384,101 also included in other receivables at June 30, 2005. An officer and director of the Company is a director of Valencia Ventures Inc.

Desert Sun shares its premises with other public companies that have common directors and / or officers. Desert Sun is reimbursed by these companies for their proportional share of common expenses. At June 30, 2005 amounts receivable included $362,394 (March 31, 2005: $433,000; December 31, 2004: $158,000) due by these companies to Desert Sun. Subsequent to the quarter end, this amount receivable has been reduced to $108,000.

Management and administrative services expense includes $22,500 (first quarter 2005 - $22,500), which was paid to a company controlled by an officer and director of the Company for administrative services.

The Company engages certain directors to provide business advice and administrative services as they are highly qualified and knowledgeable of the Company's affairs. Payments are based on the fair value of such services as determined by management. There are expected to be ongoing service commitments resulting from contractual agreements for these engagements.

12. Corporate Accountability

The audit committee of the board of directors of Desert Sun is responsible for establishing procedures for:
i.   the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls and auditing matters; and
ii. the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
and in connection therewith, the board of directors has adopted a Corporate Accountability Policy.

This Policy has been adopted to ensure that:
i.   Complaints are received, investigated and retained on a confidential and anonymous basis that is in compliance with all applicable laws; and
ii. Employees will not be penalized or retaliated against for making a good faith report of a complaint.

The Audit Committee has the responsibility of overseeing this policy and has delegated the day-to-day administration of this policy to the Corporate Secretary and General Counsel and the Vice President, Investor Relations. All directors, officers and employees of the Company and its subsidiaries are required to promptly report any complaints, following set out procedures, either internally to a designated officer or externally to two independent directors by using the Hotline (an e-mail address and post-office box established for the purpose of receiving complaints). The Hotline is being monitored by two independent directors, so that complaints can be reported in an anonymous (if so desired) and confidential manner. Desert Sun is fully committed to maintaining procedures for the anonymous and confidential reporting of complaints and all reports of complaints will be treated on a confidential basis and, if reported using the Hotline, will be treated on an anonymous basis. Generally, a report of a complaint will only be disclosed to those persons who have a need to know in order to properly carry out an investigation of such complaint in accordance with the procedures set out in the policy.

13. Supplement to the Consolidated Financial Statements

As at August 10, 2005, the following items were issued and outstanding:

- 87,035,554 common shares;

- 8,990,163 common share purchase options at an average price of $1.37, maturing at various dates until March 22, 2010; and

- 15,961,308 share purchase warrants at a price of $2.50, maturing November 20, 2008.

August 10, 2005

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release   21 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

August 11, 2005

DESERT SUN PRESENTS SECOND QUARTER 2005 RESULTS

DESERT SUN MINING CORP. (TSX: DSM; AMEX: DEZ) reports financial and operating results for the six months ended June 30, 2005.

Desert Sun's principal asset, the Jacobina Gold Mine and associated 155-kilometre long Bahia Gold Belt property, is located in the State of Bahia in northeastern Brazil. The Jacobina Mine was commissioned in the first quarter of 2005 and commercial production has been declared effective July 1, 2005. The Company expects to produce at 80% of capacity in the third quarter, reaching its full rate of production of 100,000 ounces per annum by the end of the third quarter of 2005.

The development of the Jacobina Mine, including underground operations at the João Belo mine, refurbishment of the mill facilities, all capital equipment and vehicles, as well as the net costs of operation between the time of commissioning and June 2005, amounted to $47 million (US$37 million). This compares well with the estimate at the time of the original 2003 feasibility study of US$34 million. The Jacobina Mine produced a total of 11,935 ounces from the first gold pour at the end of March 2005 to June 30, 2005. Of this total, 9,889 ounces were sold during the quarter at an average net sale price of US$427 per ounce. Proceeds from the sale of gold ounces from the Jacobina Mine of US$4.2 million, less attributable costs of production, were credited against mine development costs.

During the second quarter of 2005, the mill processed 210,400 tonnes with an average grade of 2.16 g Au/t resulting in the production of 11,873 ounces of gold. For the month of June, the mill processed 80,618 tonnes with an average grade of 2.30 g Au/t and produced 5,805 ounces of gold. The metallurgical recovery rate for June was 95.2%. Total production for 2005 is forecast at 55,000 to 60,000 ounces, including production in the development phase as mentioned above. Annual average head grade is projected to be 2.1 g Au/t with an average recovery rate expected at the plant of 96.5%. It is not anticipated that cash costs, once at full production, will vary significantly from the forecasted US$200 per ounce adjusted for the strengthening of the Brazilian Real, which is expected to add US$30 to US$40 per ounce. The Jacobina Mine operating cost structure reflects an exposure of approximately 25% US$ based and 75% R$ based costs. Cash costs in the third quarter will also be impacted as expected, until full production has been reached at the end of the third quarter.

On a consolidated basis, Desert Sun recorded a net loss from operations of $4.6 million in the three months ended June 30, 2005, or 6 cents per share; compared with $1.7 million (or 2 cents per share) in the three months ended March 31, 2005. Upon approval of Desert Sun's new Stock Option Plan by shareholders on April 20, 2005, 2.4 million options to purchase common shares granted since September 2004, including the 1.1 million options granted in 2005, were deemed to have been issued and $2.4 million was charged to operations as stock-based compensation in the current period. Additional stock-based compensation of $1.4 million was recognized during the period on the grant of 1,525,000 million common shares to directors, officers and consultants under the new Share Compensation Plan approved by shareholders of April 20, 2005. Of the common shares granted, 508,333 shares were issued, with the remaining two thirds to be issued on the first and second anniversaries of the original grants respectively.

Significant operating expenses were as follows:

Management and administrative services: $281,000, compared with $771,000 in the three months ended March 31, 2005 that included bonuses paid upon the achievement of significant milestones of $495,000. Management costs have now reached a relatively stable level, and ongoing management consulting and administration fees of approximately $300,000 per quarter can be expected.

Investor relations and shareholders' information: $181,000, compared with $127,000 in the three months ended March 31, 2005. Significant activities during the period included the Annual Report and Annual and Special Meeting of Shareholders, marketing presentations and attendance at trade shows.

Travel and entertainment: $135,000, a significant increase from the $74,000 incurred in the three months ended March 31, 2005 as a result of visits by management to London and mainland Europe, Brazil and the USA. The travel and entertainment costs relate principally to the investor relations and marketing activities of management.

Office and miscellaneous: $161,000, compared with $99,000 in the first quarter of 2005. Desert Sun shares office space and administrative services with certain other public companies. The Company is reimbursed by these other companies for their proportionate share (generally 80%) of all common expenses such as office rental, telephone, computer maintenance and office supplies.

Total acquisition, exploration and development expenditures in the three months ended June 30, 2005 were $7.8 million, compared with $9.4 million in the three months ended March 31, 2005. This expenditure included $12.6 million (net) on development at the Jacobina Mine, establishment of an Asset Retirement provision in the amount of $1.5 million, $1.1 million at the early stage exploration projects at Pindobacu and along the Bahia Gold Belt, and $0.9 million, $0.6 million and $0.3 million at the advanced stage projects Morro do Vento Extension (Basal and Main reefs), Canavieiras and Morro do Vento respectively.

An internal review and evaluation of the Company's development projects was completed in January 2005, with Morro do Vento identified as the next project most likely to be developed. The pre-feasibility study for Morro do Vento, located 0.5 km from the processing plant, was completed in August 2005 and confirmed the economic viability of developing the Morro do Vento Mine. Micon International Limited of Toronto completed the review of mineral resources; AMEC Americas Limited of Vancouver completed a review of the mill expansion and Devpro Mining Inc. of Sudbury, in conjunction with Desert Sun staff, completed the mine plan and mineral reserve estimate. All environmental reports that are required to initiate work at Morro do Vento have been submitted to the Brazilian environmental review agency, Centro de Recursos Ambientais (CRA). Development and mining of the Morro do Vento area can be carried out under the existing Jacobina environmental licence.

The Morro do Vento Mine will be the second production area at Jacobina and will add an additional 50,000 ounces per year bringing overall production to 150,000 ounces per year in 2007. The mining method and equipment will be similar to that currently used at the Jacobina Mine operations. The throughput of the processing plant will need to be expanded from 4,200 tonnes per day to 6,500 tonnes per day to accommodate the additional ore. The Company has started work on the access portal and power line, and the mining equipment is being ordered. A strong mine development team is being assembled that will oversee all work on the project.

The total indicated mineral resources at Morro do Vento are estimated to be 5,790,000 tonnes grading 2.18 g Au/t, containing 406,000 ounces of gold using a conventional polygonal method. Inferred mineral resources are estimated to be 2,470,000 tonnes grading 2.42 g Au/t, containing 192,000 ounces of gold. The pre-feasibility study considered the indicated mineral resources above the 800 Level only, which resources total 5,018,000 tonnes grading 2.08 g Au/t, containing 335,000 ounces of gold. Probable mineral reserves at US$350 per ounce gold price are estimated to be 3,586,000 tonnes at 2.09 g Au/t containing 241,000 ounces of gold. There is excellent potential to both upgrade and expand mineral resources below the 800 Level.

Total capital cost is estimated to be US$31.2 million for the project. Gold produced from capital development in ore, amounts to US$14 million making the total new capital requirements for the project of US$17.2 million. The underground mine sustaining capital has been estimated to be US$5.8 million, to primarily be incurred in the years 2007 and 2008 for equipment rebuilds and ongoing mine development.

With $15.9 million cash on hand at June 30, 2005, $2.9 million received from the exercise of warrants and broker warrants in July 2005, and positive cash flow from operations projected to start in the third quarter, Desert Sun has the financial resources to maintain its exploration program, fund administration and working capital requirements and move forward with the Morro do Vento project. Work on alternative financing strategies, including Brazilian and international project finance facilities, to fund completion of the Morro do Vento project as well as the development of additional mining areas over the next three to four years, is at an advanced stage.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area are now 17,620,000 tonnes at 2.11 g Au/t containing 1,200,000 ounces of gold. This includes the addition of reserves from the Morro do Vento project. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, contact Naomi Nemeth, Vice President Investor Relations at 416-861-5901 (info@desertsunmining.com) or visit Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release   20 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

August 11, 2005

DESERT SUN INCREASES JACOBINA MINE AREA RESERVES BY 22% WITH MORRO DO VENTO PROJECT

- Morro do Vento pre-feasibility study increases mineral reserves from nearly 1 million to 1.2 million in the Jacobina Mine area
- Study indicates reserves of 241,000 ounces of gold from above 800 metre level at past-producing Morro do Vento Mine

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) announced today a 22% increase in mineral reserves for the Jacobina Mine area with the addition of 3,586,000 tonnes grading 2.09g Au/tonne containing 241,000 ounces of gold from the Morro do Vento project. With this addition, reserves in the Jacobina Mine area are 17,620,000 tonnes at 2.11g Au/t containing 1.2 million ounces of gold (see Table 1). Morro do Vento is located in close proximity to the reactivated Jacobina Mine on the Bahia Gold Belt near the city of Jacobina in the Bahia state of Brazil. The results from the recently completed pre-feasibility study confirm the economic viability of developing the Morro do Vento Mine.

Pre-Feasibility Study Highlights:
- Morro do Vento Mine to produce an additional 50,000 ounces per year at cash cost of US$240 per ounce beginning in early 2007
- Capital cost (net of pre-production cash flow) is estimated at US$17.2 million
- Recovered gold including pre-production is estimated at 229,000 ounces
- 20% Internal Rate of Return with a Net Present Value of US$8.4 million at a 5% discount rate
- 5.5 year mine life with excellent potential to outline additional mineral reserves

"The increase in mineral reserves for the Jacobina Mine area to 1.2 million ounces of gold is another important step in Desert Sun's overall growth strategy for the Bahia Gold Belt," commented Bruce Humphrey, P.Eng., President and CEO. **"Bringing the Morro do Vento Mine on stream is expected to increase our total production capacity to 150,000 ounces per year from the current full production rate of 100,000 ounces per year.** Our strategic plan includes further increasing resources and reserves through continued aggressive exploration programs."

Mineral Reserves
The pre-feasibility study estimates probable mineral reserves above the 800 level at 3,586,000 tonnes grading 2.09g Au/t containing 241,000 ounces of gold. Dilution was estimated by adding 0.5 metre of wall rocks from the hangingwall and footwall that would be excavated with the ore. The overall dilution added was approximately 13% at an average grade of 0.38g Au/t. The block cut-off grade was 1.3g Au/t which was the same cut-off grade established in the Jacobina Mine feasibility study previously completed by SNC Lavalin (see press release September 12, 2003).

Mineral Resources

The total indicated mineral resources at Morro do Vento are estimated to be 5,790,000 tonnes grading 2.18g Au/t containing 406,000 ounces of gold. Inferred mineral resources are estimated to be 2,470,000 tonnes grading 2.42g Au/t containing 192,000 ounces of gold. The pre-feasibility study considered only the measured and indicated resources above the 800 metre level, which total 5,018,000 tonnes grading 2.08g Au/t containing 335,000 ounces. There is potential to both upgrade and expand mineral resources below the 800 metre level.

At Morro do Vento, the bulk of the mineral resources is hosted in two conglomerate reefs separated by a 30-metre thick quartzite unit that are part of the Intermediate Reefs in the upper part of the Serra do Córrego Formation. The reefs strike approximately north-south and dip between 40° to 70° to the east. The two reefs range in thickness from 1 metre to 12 metres averaging about 6-7 metres and extend for the full 2-km strike length of the Morro do Vento zone.

Development Approach

Desert Sun declared commercial production effective July 1, 2005 at the Jacobina Mine and will report gold sales and operating costs for the current operation using this as a start date. The Jacobina Mine is on track to achieve the target production rate of 100,000 ounces per year for the fourth quarter of this year. Earlier in 2005, Desert Sun entered into an agreement with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning January 1, 2006 at an exchange rate averaging R$3:US$1 for the year. This equates to approximately 60% of the Jacobina Mine capital and operating budgets and the rate is in line with the exchange rate assumed in the 2003 feasibility study.

The Morro do Vento Mine will be the second production area in the Jacobina Mine area and will add an additional 50,000 ounces per year bringing overall production to 150,000 ounces per year. The mining method and equipment will be similar to that currently used at the Jacobina Mine operations. The pre-feasibility study recommends that the throughput of the processing plant should be expanded from 4,200 tonnes per day to 6,500 tonnes per day to accommodate the additional ore. The cost of this expansion is included in the pre-feasibility capital estimates.

Mining and Processing

Access to the Morro do Vento deposit will be achieved by slashing existing adits on the 720 metre level and 800 metre level. Mining will be by conventional long hole open stoping using top hammer long hole drills, 6.2 m^3 LHDs (Load-Haul-Dump), and 35-tonne low profile haulage trucks. A review of the geotechnical aspects of the mine design indicates that ground conditions are expected to be good and there should be no problems with ground stability with the current mine design.

"As recommended in the pre-feasibility study, we will carry out exploration and development programs below the 800 metre level," commented Peter Tagliamonte, P.Eng., Vice President, Operations and Chief Operating Officer. "It is important to note that we believe additional drilling will further expand resources and provide us with development options that will optimize the potential of this mine and plant expansion. The development crews have already started work enlarging the mine access to allow large mechanized equipment to operate. The ordering of the required equipment has started and we have assembled a strong mine team that will oversee all work on the project."

Existing mine infrastructure including mechanical shops, warehousing, dry/changehouse facilities, and food services, will be utilized to accommodate the Morro do Vento operation.

The pre-feasibility study indicates that the Morro do Vento mineralization will behave in a metallurgically similar way to the João Belo ore currently being processed and that treatment of any ratio of these ores will not significantly impact metallurgical plant performance.

The results of the study have identified a number of modifications to the milling facilities to increase the throughput from 4,200 tonnes per day to 6,500 tonnes per day:

- Installation of a new secondary crushing circuit to produce a finer crushed product prior to grinding.
- Replacement of the grinding cyclones and corresponding feed pumps with higher capacity units in order to handle the increased throughput.
- Installation of a new thickener that would function in parallel with the existing circuit. The current sand/slime system would be abandoned.
- In the leaching area, an increase in the number of mechanically agitated leach tanks to provide the optimal leach residence time is required. A new leach feed vibrating screen, leach feed sampler and leach transfer pumps are also required to handle the increased capacity.
- Installation of a new carbon-in-pulp tails vibrating screen and sampler to handle the increased tailings capacity.
- Replacement of the tailings disposal pipeline with a new larger diameter pipeline to handle the increased capacity.
- Installation of new process water distribution pumps to handle the increased water requirements.
- Primary crushing, carbon-in-pulp, carbon stripping and reactivation, reagent handling and refining circuits were deemed to have sufficient capacity to accommodate the increased capacity.

Environmental

No additional environmental licenses are required for the Morro do Vento operation. The existing freshwater supply and discharge water systems will be utilized as well as the stormwater drainage system. Closure costs associated with the Morro do Vento Mine are considered to be included with the Jacobina Mine complex closure plan.

Economics

Total capital costs are estimated to be US$31.2 million for the project. Gold produced from capital development in ore of US$14 million will be offset against development costs, making the total new capital requirements for the project of US$17.2 million. The underground mine sustaining capital has been estimated by Desert Sun to be US$ 5.8 million. Most of the expenditures are to be incurred in 2007 and 2008 for equipment rebuilds and ongoing mine development.

With US$15.9 million cash on hand at June 30th and operating revenues projected to start in the third quarter, Desert Sun has the financial resources to maintain its exploration program, fund administration and working capital requirements and move forward with the Morro do Vento project. Work on alternative financing strategies, including Brazilian and international project finance facilities, to fund completion of the Morro do Vento project as well as the development of additional mining areas over the next three to four years, is at an advanced stage.

Operating expenses are expected to average US$13.50 per tonne of ore once full production is achieved. The average cash cost per ounce during full production is estimated to be US$240 per ounce.

Based on operating and capital cost estimates, an Internal Rate of Return of 20 % was calculated for the project with a Net Present Value of US$8.4 million at a discount rate of 5 %.

A summary of the results of the financial analysis at a gold price of US$400 per ounce is given below.

SUMMARY OF FINANCIAL ANALYSIS – MORRO DO VENTO

Activity	Estimated Project Totals
Ore milled	3,586,000 tonnes
Recovered gold	229,000 ounces
Revenues	US$91,606,000
Capital expenditures	US$31,154,000
Sustaining capital	US$5,787,000
Expenses	US$42,089,000
EBITDA	US$49,517,000
Project estimated internal rate of return (IRR)	20%
Project net present value (NPV) @ 5%	US$8,400,000

Implementation Schedule

Site work for the underground mine has already begun using equipment available from the Jacobina Mine operations. The pre-feasibility study indicates that mine development will require approximately seven months before stope production can be started. The overall process plant upgrading will require approximately sixteen months to complete. The ramp-up implementation of the mill upgrade will correspond and accommodate the ramp up of ore production from Morro do Vento.

Pre-feasibility Study Consultants

Devpro Mining Inc. (Devpro) was contracted by Desert Sun Mining to co-ordinate the preparation of this Pre-feasibility level report. Mr. B. Terrence Hennessey, P.Geo. of Micon International Limited (Micon) reviewed the geological aspects of the study and the mineral resource estimates. Mr. Rick Adams, P.Eng. of Devpro reviewed the mining methods and layouts, preparation of the mineral reserve estimates, and mine capital and operating cost estimates. Mr. Joe Milbourne, P.Eng. of AMEC Americas Inc. of Vancouver, B.C., (AMEC) prepared a study of the milling and metallurgical aspects of the Morro do Vento deposit mineralization, and, MLF Geotecnica Mechanica de Rochas Ltda (MLF) of Nova Lima, Brazil reviewed the geo-mechanical aspects of the project with respect to ground stability. The individuals cited above are all independent qualified persons as defined under National Instrument 43-101.

The pre-feasibility report is intended to comply with the requirements for Technical Reports (as defined in the Canadian Securities Administrator's (CSA) National Instrument 43-101), as such Items are described in Form 43-101F1 – Technical Report Table of Contents. The report will be filed shortly on SEDAR.

Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program. Mr. Peter Tagliamonte, P.Eng is the Qualified Person, as defined by National Instrument 43-101, for all mining engineering work at the Jacobina Mine.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area are now 17,620,000 tonnes at 2.11 g Au/t containing 1,200,000 ounces of gold. This includes the addition of reserves from the Morro do Vento project. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total

24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, contact Naomi Nemeth, Vice President Investor Relations at 416-861-5901 (info@desertsunmining.com) or visit Desert Sun's website at **www.desertsunmining.com.**

Table 1 – Estimated Mineral Reserves in Jacobina Mine Area

Estimated Mineral Reserves as of August 1, 2005[1]						
Area	Proven		Probable		Proven & Probable	
	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces Contained
Joao Belo[2]	1,955,000	2.02	9,147,000	2.04	11,102,000	2.04	**727,000**
Basal Reef[3]	Nil	Nil	2,304,000	2.51	2,304,000	2.51	**186,000**
Serra de Corrego[3]	Nil	Nil	972,000	2.14	972,000	2.14	**67,000**
Subtotal	1,955,000	2.02	12,423,000	2.14	14,378,000	2.12	**980,000**
Morro do Vento	Nil	Nil	3,586,000	2.09	3,586,000	2.09	**241,000**
Total	**1,955,000**	**2.02**	**16,009,000**	**2.13**	**17,964,000**	**2.11**	**1,221,000**
			Less production Mar05-Jul05		341,980	2.08	22,869
			TOTAL[4]		**17,620,000**	**2.11**	**1,200,000**

[1] Mineral reserves have been classified in accordance with CIM standards under NI 43-101

[2] Desert Sun Mining mineral reserve estimate March 1, 2005 (Pearson and Tagliamonte, 2005) (see DSM Press Release March 3, 2005)

[3] As per original Dynatec mineral reserve estimation of September 2003 in the SNC Lavalin feasibility study (see DSM Press Release September 12, 2003)

[4] Totals have been rounded

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release   22 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

September 7, 2005

DESERT SUN MINING APPOINTS MIKE HOFFMAN, VICE PRESIDENT, STRATEGIC DEVELOPMENT

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) is pleased to announce that Mike Hoffman, P.Eng., has joined the company as Vice President, Strategic Development, and will assume his new role in mid-September 2005. Mr. Hoffman's primary responsibilities will be to facilitate the planned expansion of gold production at Desert Sun's Jacobina Mine in Brazil and to build a strategic development program for the company. Mr. Hoffman will be based in Toronto at DSM's head office.

Mr. Hoffman is a registered Professional Engineer in Ontario with 25 years' experience in the mining industry. Following his graduation from Queens University with an Honours Bachelor of Science Degree in Mining Engineering, Mr. Hoffman worked for several major mining companies and mining consultants in North America, Central America, South America and Africa. Some of these include Rio Algom, MRDI, the BLM Service Group and Royal Oak Mines Inc. In his most recent position, Mr. Hoffman was Vice President, Projects for Goldcorp Inc, where he was responsible for expansion planning for Goldcorp's flagship Red Lake Mine in northern Ontario. Mr. Hoffman has been very active in several professional mining associations and technical organizations.

"It is a pleasure to welcome Mike to the Desert Sun Mining team," commented Bruce Humphrey, President and CEO. "His extensive feasibility and implementation experience will be extremely valuable to Desert Sun as we embark on our aggressive production expansion program."

On July 1, 2005, Desert Sun declared commercial production at the Jacobina Mine with a rated capacity of 100,000 ounces of gold per year. Development has begun on the second mine, Morro do Vento, which is scheduled to add 50,000 ounces per year of production by the end of 2006. Two other properties currently being explored, Morro do Vento Extension and Canavieiras, have the potential to bring total gold production from the Jacobina plant area mines to 250,000 ounces per year by 2009.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area are 17,620,000 tonnes at 2.11g Au/t containing 1,200,000 ounces of gold. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, contact Naomi Nemeth, Vice President Investor Relations at 416-861-5901 (info@desertsunmining.com) or visit Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private

Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341   Fax: 416-861-8165
www.desertsunmining.com
Press Release   23 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

September 15, 2005

DESERT SUN MINING UPDATES EXPLORATION – FURTHER HIGH GRADE INTERSECTIONS AT CANAVIEIRAS

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) reports that it has now completed 93 holes totaling 18,981 metres of diamond drilling to test targets in three major areas: the Canavieiras and Morro do Vento Extension targets in the Jacobina Mine area as well as the northern Bahia Gold Belt target area, 50 km north of Jacobina. This update reports the new drill results received for each of these target areas.

Canavieiras

To date, 44 holes totaling 5,005 metres have been completed at Canavieiras located 3 km north of the processing plant. Table 1 summarizes results of twelve (12) new drill holes at Canavieiras. Highlights are as follows:

Extensions of Reefs Previously Mined

- **21.62g Au/t (19.49 highs cut to 30g/t) over 2.6m true width in 9.9m (true width section) grading 7.04g Au/t (6.49 cut) in CAN-84**
- **15.28g Au/t over 4.0m true width in 17.8m (true width) grading 4.67g Au/t in CAN-95**
- **18.12g Au/t over a true width of 2.0m in CAN-89**
- **17.57g Au/t (11.77 cut) over a true width of 1.4m in CAN-94**
- **4.06g Au/t over a true width of 8.4m in CAN-88**

Reefs Below Old Workings

- **3.97 g Au/t (3.31 cut) over 15.4m true width in 31.5m grading 2.28 g Au/t (1.96 cut) in CAN-94**
- **2.49 g Au/t over a true width of 20.9m in CAN-84**
- **4.26 g Au/t over a true width of 5.8m in CAN-93**
- **5.23 g Au/t over a true width of 4.4m in CAN-91**
- **3.28 g Au/t over a true width of 6.4m in CAN-85**

"The grades and widths that we see here continue to confirm and expand upon the excellent results obtained at Canavieiras earlier this year," commented Dr. Bill Pearson, P.Geo., Vice President, Exploration. "The area in which we have defined higher grade mineralization now extends for 400 metres along strike and at least 200 metres across strike with the zones open to the east and south. We are now focusing on completing sufficient drilling to outline indicated mineral resources upon which we could base a pre-feasibility study as well as exploring the 600 metres of potential strike extension to the south."

Currently there are two underground drill rigs and one surface rig working at Canavieiras. Drilling continues to follow-up high grade gold values (see press releases July 14, 2005 and June 23, 2005) intersected in conglomerate reefs below the old workings and in extensions of reefs previously mined. A surface rig has just started drilling near the portal of an old adit about 230 metres south of the former Canavieiras Mine. The adit is being rehabilitated and serviced in preparation for underground drilling.

As previously reported (see press release July 14, 2005) wide spaced historical holes returned significant results in the southern extension area including CAN-7, which intersected 10.42g Au/t (7.57g Au/t cut) over a true width of 4.8 metres. These historical holes confirm that the mineralization extends to the south but further drilling is required to fully evaluate the potential of this extensive target area that extends at least 600 metres along strike to the south from the existing old mine area. Drilling is also continuing from the new cross-cut at the southern end of the mine workings. The first two holes from this cross cut (CAN-95 and CAN-97) intersected east-west striking faults which significantly disrupted the mineralization. Drilling is now being done from the eastern end of the cross cut to avoid problems with these faults.

Hole CAN-88 which intersected 4.06g Au/t over 8.4 metres in the Piritoso and Liberino reefs is about 8 metres north of CAN-21 drilled in the 2004 program which intersected 8.0g Au/t over a core length of 13.0 metres in the Hollandez reef which is about 20 metres above the Liberino reef in the northern part of the old mine area. The mineralization in these holes displays a classic hydrothermal silica texture with disseminated pyrite and very fine native gold. These results combined with previous high grade holes (CAN-79 and CAN-87 see press releases July 14, 2005 and June 25, 2005) strongly suggest that there is a hydrothermal feeder system responsible for the high grade gold mineralization. This structure is likely steeply dipping with a southeasterly strike. Wherever this structure cuts the conglomerate stratigraphy, high grade gold mineralization is very likely to occur.

Morro do Vento Extension

At the Morro do Vento Extension area located immediately north of the processing plant, 19 drill holes totaling 7,985 metres have been completed of which new results are available for four holes as summarized in Table 2. Recent drilling has focused on exploring the southern continuation of the Basal and Main reefs into the Morro do Vento area. The Main Reef, which is stratigraphically about 50 metres above the Basal Reef, is a major target that was intersected in the new drill holes and is the northern extension of the same reef in the Morro do Vento area that was previously mined.

Highlights from new holes in the Morro do Vento Extension target include:

- **3.84g Au/t over a true width of 7.1m in 14.4m (true width) grading 2.54g Au/t in Basal Reef in Hole MCZ-92**
- **5.94g Au/t over 3.8m true width in Main Reef in Hole MCZ-91**
- **3.51g Au/t over 4.9m true width in Main Reef in Hole MCZ-93**

An underground drilling program has commenced at the Morro do Vento Extension area from the 630-metre level to test the potential for the Main Reef at shallower levels. Surface drilling is continuing to complete drilling needed to outline additional indicated mineral resources and to continue to test the 600 metre long target area between the Morro do Vento Extension and the north end of Morro do Vento.

Northern Area (Pindobaçu – Fumaça)

To date, 30 holes totaling 5,991 metres have been completed in the northern area to test the Pindobaçu, Entry Point and Fumaça targets. The drilling program in progress at Pindobaçu where the majority of drilling has been completed (21 holes totaling 3710 metres) consists of several fill-in holes near hole PB-02 (5.46g Au/t over 21.9 metres) and a series of 100-metre spaced holes to provide a first drill test of the full strike length which based on geological mapping is approximately 1500 metres. Induced Polarization (IP) surveys have been completed to better characterize the distribution of the mineralization which responds well to this geophysical survey technique. This data is currently being analyzed by John Buckle, P.Geo., consulting geophysicist.

New results from drilling received to date are shown in Table 3. Hole PB-11, collared 40 metres south of PB-02 returned 1.95g Au/t over 9.3 metres true width including 4.92g Au/t over a 3.1 metre true width. Holes PB-13 to PB-16 inclusive tested the southern extension of the target zone and although these holes intersected zones with strong silicification, only narrow sections with gold values were obtained from two of the holes (PB-15-16).

"Based on drilling results to date as well as geological and geophysical interpretation, the most prospective area at Pindobaçu appears to extend for approximately 700 metres along strike," commented Dr. Pearson. "Drilling is now being focused in this area to better define the centres of hydrothermal gold mineralization within this extensive altered system. Dr. Paul Karpeta, an expert on Precambrian conglomerate-hosted gold deposits has returned to Jacobina to review results of the Entry Point drilling (see press release July 14, 2005) and recommend additional drill holes to test the areas most likely to be channels with the thickest sections of coarser conglomerates."

At Fumaça, located 15 km north of Pindobaçu, drill hole FN-06 that tested an area of strong silicification related to the northern extension of the Pindobaçu Fault intersected 5.38g Au/t over a true width of 1.4 metres.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area are 17,620,000 tonnes at 2.11 g Au/t containing 1,200,000 ounces of gold. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, contact Naomi Nemeth, Vice President, Investor Relations at 416-861-5901 (info@desertsunmining.com) or visit Desert Sun's website at **www.desertsunmining.com.**

Table 1: New Drilling Results for Canavieiras

Hole No.[1]	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level (m)[2]
CANAVIEIRAS							
CAN-83	N8758254	E335161	El 547				
Dip -87/az 89	17.20	17.72	**2.35**	0.52	**0.5**	Piritoso	40
CAN-84	N8758025	E335181	El 548				
Dip -40/az 268	0.00	10.11	**7.04**	10.11	**9.9**	Lib + Pir	26
	highs cut to 30g/t		**6.49**				
incl.	0.00	2.69	**4.60**	2.69	**2.6**	Liberino	25
incl.	7.47	10.11	**21.62**	2.64	**2.6**	Piritoso	30
	highs cut to 30g/t		**19.49**				
	54.75	78.83	**2.49**	24.08	**20.9**	MU	68
CAN-85	N8758091	E335064	El 607				
Dip -65/az 92	146.33	172.20	**1.55**	25.87	**21.0**	MU +LU	110
incl.	146.33	154.19	**3.28**	7.86	**6.4**	MU	100
incl.	166.83	168.77	**2.21**	1.94	**1.6**	LU	115
CAN-86	N8758003	E 335178	El 548				
Dip-70/az 270	1.23	2.14	**1.99**	0.91	**0.9**	Piritoso	20
	48.82	53.38	**2.44**	4.56	**4.4**	MU	72
incl.	48.82	50.86	**5.17**	2.04	**2.0**	MU	70
CAN-88	N8758309	E335117	El 548				
Dip +49/az 88	21.37	29.81	**4.06**	8.44	**8.4**	Pir +Lib	2
incl.	21.37	22.41	**1.66**	1.04	**1.0**	Piritoso	5
incl.	26.34	29.81	**7.31**	3.47	**3.4**	Liberino	1
CAN-89	N8758309	E335116	El 551				
Dip +60/az 271	11.58	13.89	**18.12**	2.31	**2.0**	Piritoso	10
CAN-90	N8758175	E335050	El 597				
Dip -64/az 90	MU not intersected - faulted						
	127.62	130.55	**1.67**	2.93	**1.6**	LU	83
CAN-91	N8758253	E335159	El 546				
Dip -53/az 270	32.40	52.84	**1.48**	20.44	**19.8**	MU	57
incl.	28.90	36.90	**3.16**	8.00	**7.8**	MU	50
incl.	32.40	36.90	**5.23**	4.50	**4.4**	MU	52

Hole No.[1]	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level (m)[2]
CAN-93	N8758179	E335193	El 550				
Dip -4/az 268	48.20	67.56	**1.86**	19.36	**17.6**	MU	76
incl.	61.20	67.56	**4.26**	6.36	**5.8**	MU	70
	90.75	94.20	**4.95**	3.45	**3.1**	LU	90
CAN-94	N8758138	E335199	El 548				
Dip -16/az 270							
	5.60	7.99	**17.57**	2.39	**1.4**	Piritoso	25
	highs cut to 30g/t		**11.77**				
	63.67	117.10	**2.28**	53.43	**31.5**	MU	45
	highs cut to 30g/t		**1.96**				
incl.	91.06	117.10	**3.97**	26.04	**15.4**	MU	50
	highs cut to 30g/t		**3.31**				
CAN-95	N8758007	E335217	El 578				
Dip -63/az 236	30.99	51.00	**4.67**	20.01	**17.8**	Lib + Pir	30
incl.	30.99	35.85	**4.62**	4.86	**4.3**	Liberino	22
incl.	46.55	51.00	**15.28**	4.45	**4.0**	Piritoso	40
	MU/LU cut off by faults						
CAN-97	N8758009	E335220	El 578				
Dip -80/az 72	67.87	69.33	**4.25**	1.46	**0.7**	Liberino	60
	156.32	168.50	**1.43**	12.18	**6.1**	MU	160
	disrupted by faults and dykes						

[1] all holes are LTK48 diamond drill core size – dip and azimuth measured in degrees
[2] depth calculated based on midpoint of intersection

Table 2: New Drilling Results for Morro do Vento Extension

Hole No.[1]	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 630 Adit Level (m)[2]
MORRO DO VENTO EXTENSION							
MCZ-91	N8755110	E334850	El 639				
Dip -55/az 268	426.27	430.45	**5.94**	4.18	**3.8**	Main	330
MCZ-92	N8755412	E334879	El 690				
Dip -56/az 265	397.45	403.55	**1.00**	6.10	**5.5**	FW	259
	418.25	434.25	**2.54**	16.00	**14.4**	Basal	285
incl.	426.35	434.25	**3.84**	7.90	**7.1**	Basal	280
MCZ-93	N8755057	E334789	El 636				
Dip -50/az 269	299.96	316.74	**1.55**	16.78	**15.8**	Main+FW	120
incl.	299.96	305.15	**3.51**	5.19	**4.9**	Main	115
incl.	303.03	305.15	**5.21**	2.12	**2.0**	Main	115
	365.20	372.60	**2.19**	7.40	**7.0**	Basal	154
incl.	369.34	372.60	**4.56**	3.26	**3.1**	Basal	155
MVT-372	N8754884	E334897	El 653				
Dip -52/az 254	417.30	430.77	**1.19**	13.47	**12.7**	Main+FW	298
incl.	417.30	418.50	**2.84**	1.2	**1.1**	Main	298
incl.	426.70	430.77	**2.37**	4.07	**3.8**	FW	306
	497.05	501.80	**1.69**	4.75	**4.5**	Basal	360
incl.	499.70	501.80	**2.96**	2.1	**2.0**	Basal	360

[1] all holes are NQ diamond drill core size – dip and azimuth measured in degrees
[2] depth calculated based on midpoint of intersection

Table 3: New Drilling Results for Pindobaçu and Fumaça

Hole No.[1]	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface (m)[2]
PINDOBAÇU						
PB-11	N8811900	E348913	El 633			
Dip -51/az 269	52.85	63.83	**1.95**	10.98	**9.3**	55
incl.	57.24	60.85	**4.92**	3.61	**3.1**	55
PB-12	N8811749	E348926	El 650			
Dip -51/az 269	57.93	60.75	**1.41**	2.82	**2.7**	55
	84.37	86.00	**1.62**	1.63	**1.6**	78
PB-13	N8811552	E348915	El 657			
Dip -55/az 270	no significant values					
PB-14	N8811451	E348876	El 658			
Dip -48/az 271	no significant values					
PB-15	N8811450	E348922	El 639			
Dip -48/az 271	31.54	32.90	**0.58**	1.36	**1.1**	24
	47.36	48.48	**1.28**	1.12	**0.9**	40
	125.20	125.73	**20.12**	0.53	**0.4**	147
PB-16	N8811350	E348927	El 625			
Dip -51/az 270	32.15	32.74	**1.58**	0.59	**0.5**	31
	37.60	38.76	**1.61**	1.16	**0.9**	35
FUMAÇA						
FN-06	N8823700	E350996	El 727			
Dip -50/az 270	116.98	117.27	**1.07**	0.29	**0.2**	136
	125.20	127.26	**5.38**	2.06	**1.4**	147
incl.	125.20	125.73	**20.12**	0.53	**0.4**	147
FN-07	N8823700	E351396	El 664			
Dip -60/az 270	68.05	69.50	**1.53**	1.45	**1.4**	68
FN-08	N8823881	E351268	El 634			
Dip -50/az 270	no significant values					
FN-09	N8823013	E351299	El 636			
Dip -50/az 270	no significant values					

[1] all holes are NQ diamond drill core size – dip and azimuth measured in degrees
[2] depth calculated based on midpoint of intersection

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.
(Registrant)

Dated: January 28, 2006   **Signed: /s/ Tony Wonnacott**
                                                                    Tony Wonnacott,
                                                                    Corporate Secretary